
11005031


ECOLAB

WORKING WITH PURPOSE

ANNUAL REPORT 2010

DESCRIPTION OF BUSINESS

Ecolab is the global leader in the development, manufacture and sales and service of products that clean, sanitize and promote food safety and infection prevention.

Founded in 1923 and headquartered in St. Paul, Minn., the company serves customers in more than 160 countries across North America, Europe, Asia Pacific, Latin America, the Middle East and Africa. Employing a global workforce of more than 26,000 associates, Ecolab delivers comprehensive cleaning and sanitizing programs and services to meet the unique needs of customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities management and vehicle wash sectors.

Ecolab is committed to supporting customers worldwide with professional, personalized service. Our more than 14,500 sales-and-service associates comprise the industry's largest and best-trained direct sales-and-service force. These product and service professionals are dedicated to assisting customers as they meet a full range of cleaning and sanitizing challenges. For more information, visit www.ecolab.com or call 1.800.2.ECOLAB.

Ecolab common stock is traded on the New York Stock Exchange under the symbol ECL. Ecolab news releases and other selected information are available at www.ecolab.com.

Customer Segments

Full service restaurants
Quick service restaurants
Hotels
Food retail
Schools
Colleges and universities
Laundries and textile rental
Hospitals
Nursing homes
Dairy farms and plants
Food, beverage and brewery plants
Pharmaceutical facilities
Office buildings
Shopping malls
Movie theaters
Convenience stores
Recreational facilities
Health clubs
Government facilities
Amusement parks
Building service contractors
Cruise lines
Airlines
Vehicle care and car washes
Light manufacturing industries

Markets Served

United States
Europe/Middle East/Africa
Asia Pacific
Canada
Latin America

Forward-Looking Statements and Risk Factors

We refer readers to the company's disclosure entitled "Forward-Looking Statements and Risk Factors," which is located on page 20 of this Annual Report.

BUSINESS MIX 2010

Percent of Total Sales


Textile Care 1%
Vehicle Care 1%
GCS Service 2%
Healthcare 4%
Pest Elimination 5%
Kay 6%
Food & Beverage 9%
Institutional 24%
3% Canada
5% Latin America
10% Asia Pacific
30% Europe Middle East Africa
United States
International

Sales-and-Service Associates

DECEMBER	2008	2009	2010
Institutional	3,580	3,320	3,375
Pest Elimination	2,075	2,015	1,965
Food & Beverage	585	590	605
Kay	440	475	515
GCS Service	450	410	420
Healthcare	120	125	140
Textile Care	80	80	125
Vehicle Care	95	90	70
United States	7,425	7,105	7,215
Europe/Middle East/Africa	4,010	4,045	3,950
Asia Pacific	1,725	1,810	1,960
Latin America	880	915	1,000
Canada	405	415	420
International	7,020	7,185	7,330
TOTAL ECOLAB	14,445	14,290	14,545

FINANCIAL HIGHLIGHTS

Summary

Millions, Except Per Share

	2010	2009	2008	Percentage Change 2010	Percentage Change 2009
Net Sales	**$6,089.7**	$5,900.6	$6,137.5	**3%**	(4)%
Net Income Attributable to Ecolab	**530.3**	417.3	448.1	**27**	(7)
Percent of Sales	**8.7 %**	7.1 %	7.3%		
Diluted Earnings Attributable to Ecolab per Common Share	**2.23**	1.74	1.80	**28**	(3)
Diluted Weighted-Average Common Shares Outstanding	**237.6**	239.9	249.3	**(1)**	(4)
Cash Dividends Declared per Common Share	**0.6400**	0.5750	0.5300	**11**	8
Cash Provided by Operating Activities	**950.4**	695.0	753.2	**37**	(8)
Capital Expenditures	**260.5**	252.5	326.7	**3**	(23)
Ecolab Shareholders' Equity	**2,129.2**	2,000.9	1,571.6	**6**	27
Return on Beginning Equity	**26.5 %**	26.6 %	23.1%		
Total Debt	**845.6**	967.3	1,138.2	**(13)**	(15)
Total Debt to Capitalization	**28.4 %**	32.5 %	41.9%		
Total Assets	**$4,872.2**	$5,020.9	$4,756.9	**(3)%**	6%

Net Sales


$4,896
2006
$5,470
2007
$6,138
2008
$5,901
2009
$6,090
2010

MILLIONS

Net Income Attributable to Ecolab

$369 2006 | $427 2007 | $448 2008 | $417 2009 | $530 2010

MILLIONS

Ecolab Stock Performance Comparison


ECOLAB STOCK PRICE
$55
$50
$45
$40
$35
$30
$25
ECOLAB S&P 500 INDICES
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2007
2008
2009
2010
Ecolab Stock Price
Ecolab Stock Price Index
S&P 500 Index

Diluted Earnings per Share


$1.43
2006
$1.70
2007
$1.80
2008
$1.74
2009
$2.23
2010

DOLLARS

Ecolab Stock Performance

QUARTER	2008 LOW	2008 HIGH	2009 LOW	2009 HIGH	2010 LOW	2010 HIGH
First	$42.52	$52.35	$29.27	$36.78	**$40.66**	**$47.40**
Second	42.89	48.91	34.11	40.04	**44.10**	**49.70**
Third	42.00	52.16	36.89	47.88	**44.66**	**51.23**
Fourth	29.56	49.99	43.39	46.89	**46.64**	**52.46**

Dividends Declared per Share

$0.4150 2006 | $0.4750 2007 | $0.5300 2008 | $0.5750 2009 | $0.6400 2010

DOLLARS

A LETTER FROM ECOLAB CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

All of us at Ecolab worldwide know why we are in business – to make the world cleaner, safer and healthier, everywhere it matters.



We are in a strong position to capitalize on the opportunities ahead because we continue to invest in new products, programs and field and customer technology.

That clarity of purpose, and our associates' commitment to it, enabled us to deliver another year of strong results.

Despite a mixed global economy, we again drove sales and earnings growth, as well as attractive returns for our shareholders. We continued our sharp focus on the key fundamentals, adding new customers, launching new products while also streamlining our product line and continuing to seek operational efficiencies. We expanded our business with existing customers; provided industry-leading personal service; and launched new products and programs that provide superior cleaning along with water, energy, waste and labor savings.

Our strong financial position enabled us to invest for future growth. We expanded our teams in emerging markets to better serve customers and achieve efficiencies. We completed acquisitions that expand our market position and improve our growth prospects. And we continued to invest in technology and systems that will deliver savings over the long term.

We are proud of the results we achieved in 2010 and of the investments and actions we took to ensure the future growth for Ecolab. We are a stronger company for these, and with a clear strategy, strong financials and a dedicated team of exceptional associates, we are ready to build on our success and continue our growth.

Outlook for 2011

We expect the economic trends in the regions and markets we serve to follow much the same path and pace in 2011. By region, the North America and Europe markets will continue along a slow recovery path, while we expect Asia Pacific and Latin America to grow rapidly. Projections point to steady end-market growth in the healthcare, food and beverage manufacturing, food retail and hospitality sectors, with slower, but steady improvement in the food service market as well.

Ecolab is well-positioned to continue delivering consistent above-average growth that generates superior value for our stakeholders. The global market for cleaning and sanitizing products and services is estimated at $57 billion. We are the industry leader, yet we currently hold just an 11 percent market share, so there is significant room for growth. In addition, demographic and economic shifts indicate the global market for the cleaning and sanitizing solutions we offer is only going to get bigger. For example:

- A growing global population, expected to reach nine billion by 2050, will require more food, delivered via increasingly complex supply chains. Food safety will be a concern at every link.

- Rising personal incomes in emerging markets, particularly China and Brazil, are driving the establishment of new restaurants, hotels and other businesses that need cleaning products and services. These higher incomes also are increasing demand for higher protein diets, a development which will require increasingly effective food safety solutions.
- Aging populations are driving demand in both the hospitality and healthcare sectors, where cleaning and infection control products and services are needed.
- Energy costs are expected to continue to rise and fresh water supplies to steadily decline. Customers across all sectors will need the expertise we bring to conserve critical natural resources.

We are in a strong position to capitalize on the opportunities ahead because we continue to invest in new products, programs and field and customer technology. But most important, we have the world's largest, best-trained and most experienced sales and service team. We are able to provide the unparalleled on-site service that helps customers optimize their operations and customize the use of our products to achieve the best cleaning and sanitizing results with the lowest labor, energy use and water consumption.

We are also guided by our Strategy 2015, which focuses on five areas:

- Continuing to develop our corporate accounts – customers with multiple sites who need consistently clean environments across all of their geographies;
- Ensuring a leadership position in emerging markets, particularly China, India, and Brazil;
- Enhancing and marketing our expertise in water and energy conservation to help customers across all our markets conserve resources and reduce waste;
- Building our healthcare business around our strength in infection prevention; and
- Driving operational efficiencies and leverage, with immediate attention on enhancing our margin structure in Europe.

A key focus in 2011 will be leveraging our significant investment in Europe's business systems. We have been working to improve Europe's sales growth and profitability by substantially increasing our efficiency and effectiveness which will further improve our competitiveness. We are leveraging our new systems to better align our business and functional support while improving the delivery of Ecolab's high standards for customer product and service excellence.

To help accelerate this effort, we are developing plans for an accelerated restructuring of our European operations. We expect to incur a pretax restructuring charge of approximately $150 million over the next three years, beginning in the first quarter of 2011, as the restructuring is rolled out. The restructuring, efficiency, margin improvement and other cost savings actions are expected to result in more than $120 million in annualized operating income improvement when completed. We expect the full range of the initiatives we are planning and have underway will also result in significantly improved and more consistent sales growth and profitability in Europe. Our team is excited to be entering this stage of our European business transformation work. We all can clearly see the business opportunities and performance improvements in front of us and are eager and ready to get after them. Europe will be in a great position to add significant value to our customers and shareholders going forward.

There is no doubt we have great opportunities and an even larger role to play. Every day Ecolab associates around the world are working to help keep food supplies safe, prevent the spread of infection, and provide clean spaces for people to live, work, play and heal. We play a critical role for our customers, and possess an enormous opportunity not only to provide superior value for our shareholders, but also to improve life for people everywhere. We have the right elements in place to seize this opportunity, and a strong determination and commitment to deliver for our customers, associates and shareholders.

Sincerely,

Douglas M. Baker, Jr.
Chairman of the Board
President and Chief Executive Officer

2010 HIGHLIGHTS

Working with Purpose

We delivered a solid financial performance in 2010 despite challenging market conditions in the U.S. and Europe. To drive results in this environment, we remained aggressive, as we focused on gaining new customers, expanded current customer relationships and offered innovative and effective new products and programs that also provide cost savings. Further, we continued to make key investments to fuel our growth for the future.

- Net sales rose 3% to $6.1 billion in 2010. When measured in fixed currency rates, sales also increased 3% compared with last year.
- Reported diluted operating income was $807 million in 2010. Excluding special gains and charges, adjusted operating income reached $814 million, up 7% over 2009. Growth was driven by sales gains, favorable delivered product costs and savings from last year's restructuring, which more than offset continued investment in the business and other cost increases.
- Reported earnings per share were $2.23, up 28% from 2009's reported $1.74. Special gains and charges and discrete tax items had no net impact on 2010 and negatively impacted 2009 by $0.25 per share due primarily to restructuring charges. Excluding special gains and charges and discrete tax items, non-GAAP adjusted diluted earnings per share increased 12% to $2.23 in 2010 compared to $1.99 in 2009.
- Our return on beginning shareholders' equity was 27% in 2010. It was the 19th consecutive year in which Ecolab met or exceeded its long-term financial objective of at least a 20% return on beginning shareholders' equity.
- Cash flow from operations was $950 million. Total debt to total capitalization ratio was 28%. Our debt rating remained within the "A" categories of the major rating agencies during 2010.
- We increased our quarterly cash dividend rate for the 19th consecutive year, raising it 13% in December to an indicated annual rate of $0.70 per common share. We have paid a cash dividend for 74 consecutive years.
- Our share price rose 13% in 2010, slightly out-performing the Standard & Poor's 500 index gain. Our share performance has exceeded the S&P 500 in each of the last seven years and in 17 of the past 20 years.

Leadership Development

We continued to enhance and expand leadership capability in 2010:

- In May, Ecolab elected Arthur J. Higgins to our board of directors. Arthur is the former Chairman of the Board of Management of Bayer HealthCare AG of Leverkusen, Germany, and former Chairman of the Bayer HealthCare Executive Committee.
- Also in May, Beth M. Pritchard and Richard U. De Schutter retired from Ecolab's Board. Both had served on our board since 2004. We thank them for their valued counsel and leadership, and wish them well. Following their retirements and addition of Arthur Higgins, the board was reduced to 11 from 12 members.
- In late May, Phil Mason and Jim White exchanged leadership roles in order to continue to develop the breadth of experience among our senior leadership. Phil took over Jim's role as President - EMEA Sector, while Jim replaced Phil as President - APLA Sector, leading our Asia Pacific and Latin America regions. We believe the experience and skills of these two leaders align well with the challenges and opportunities they face in their new roles.
- In June, Larry Bell, our General Counsel and Secretary, retired from Ecolab after 31 years of service. Larry was an outstanding leader and made many contributions to our company's success, serving both in the Law department and in our international operations. We thank Larry for his passionate support and years of exceptional service to Ecolab.
- Jim Seifert was selected to succeed Larry as General Counsel and Secretary. Prior to joining Ecolab, Jim was Vice President and General Counsel of Bemis Corporation, a $5 billion industrial company, since 2002.
- In November, Tom Schnack was named Executive Vice President and General Manager - Institutional EMEA. Tom is one of our most experienced and talented managers, having previously served as Executive Vice President of Food & Beverage, Water, Energy & Waste, North America, and he successfully led our Latin American operations before that.

New products & services

We recognize that our investment in innovation is an investment in our future. We target our research and development dollars where they will produce the greatest value for our customers and the best return on our investment. Here are a few of the best-in-class solutions we launched in 2010:


ECOLAB
Solid Power
XL

Solid Power® XL

Solid Power XL: Our new super-concentrated, solid dishmachine detergent provides superior performance and significantly less packaging waste – 80 percent less than liquid detergents. Launched to North America Institutional customers, our 99.7 percent phosphate and phosphorus-free formula contains environmentally friendly ingredients that help prevent filming and glass etch as well.



OptiPro™ Instrument Reprocessing Program

This comprehensive program for our North America Healthcare customers features solids technology, advanced product formulations and Ecolab service support, including training on industry best practices, to achieve improved patient outcomes and process standardization.

Business Development

Throughout the year we streamlined our operations, brought depth and expertise to our businesses and aggressively pursued new growth opportunities through the following actions:

- **Healthcare** – We entered the first full year of an exclusive agreement with C Change Surgical LLC to license products that improve surgical outcomes by helping to maintain consistent body temperature for patients; in February, we signed a strategic cooperation agreement with Belimed Inc. to provide optimized cleaning solutions for hospital sterile processing departments; and in November, we agreed to purchase, subject to regulatory approval and other customary closing conditions, the assets of O.R. Solutions, Inc., a privately held company based in Chantilly, VA. O.R. Solutions is a leading developer and marketer of surgical fluid warming and cooling systems in the United States, with sales of approximately $55 million. We expect these transactions to help strengthen our position in infection prevention, build on our surgical barrier platform and expand our solutions for the operating room, as well as bring us a strong sales and service team, adding depth and expertise to our business.
- **Textile Care** – In September, we purchased the commercial laundry division of Dober Chemical Corporation, a privately held Woodridge, IL firm. Dober's commercial laundry business had sales of approximately $37 million. This acquisition strengthens our North American commercial laundry business, adding significant customer relationships and business scale, as well as important customer technology.
- **Asia Pacific** – In December, we purchased the Cleantec business of Campbell Brothers Ltd., Brisbane, Queensland, Australia. This acquisition, with sales of $55 million, expands our customer base in Australia, improving our positions in our food and beverage processing, foodservice, hospitality and textile care businesses, and creating opportunities to offer additional Ecolab services to our customers.

Achievement & Recognition

Our greatest satisfaction comes from serving our customers and rewarding our shareholders, but it's also gratifying to receive recognition from others.

- For the fourth consecutive year, Ecolab was recognized by Ethisphere Institute as one of the "World's Most Ethical Companies." Rated on our best practices in business ethics, corporate social responsibility, anti-corruption and sustainability, we are proud to be among the companies included on this list.
- Ecolab ranked 26th on Newsweek's Greenest Companies in America. The rankings graded America's 500 largest publicly traded companies, as measured by revenue, market capitalization and number of employees, on their environmental performance, policies and reputation as environmentally responsible companies.
- Ecolab was one of 130 companies named to Forbes magazine's 2010 "Global High Performers" list, which showcases companies whose growth and profitability stand out among 2,000 of the world's largest public companies.
- Ecolab was included in the 2010 Carbon Disclosure Project's "Carbon Disclosure Leadership Index," a key component of CDP's annual S&P 500 Report. The index highlights companies that have displayed the most professional approach to corporate governance with respect to climate change disclosure practices.
- Ecolab China received several awards in 2010, including the "Best Corporate Citizen for Driving Sustainability in China 2009–2010" at the first China Sustainability Leaders Symposium, and the "Top Food Safety Solution Provider" in China by *Food Safety Magazine*.



Advantis® LT

With this global, patent-pending chemistry, Food & Beverage offer effective cleaning for dairy processing equipment at lower temperatures than traditional clean-in-place programs – 110°F (43°C) versus 150°F (66°C) – reducing a plant's overall energy consumption and extending equipment life.


ECOLAB

EnCompass™ Environmental Hygiene Program

Healthcare's new program includes cleaning tools, products, dispensing equipment, auditing processes and cleanliness monitoring that work together to help hospitals clean patient rooms more quickly, consistently and effectively.



Revised Bed Bug Protocol

Pest Elimination's new bed bug program delivers exactly what customers asked for: reduced room downtime, decreased overall costs and increased effectiveness, all due to Pest's improved service methods and products.

BUSINESS DESCRIPTIONS



Institutional
Provides cleaning and sanitation products, programs and services to customers in the foodservice, hospitality and healthcare industries, including warewashing, on-premise laundry, housekeeping, water filtration and conditioning, food safety products, specialty kitchen and laundry products, and pool and spa management.



Kay
Provides food safety expertise, cleaning and sanitizing products and services, and training programs to quick service restaurants, food retail operations and convenience stores.



Textile Care
Provides products, systems and services to large commercial laundries serving the textile rental, linen and healthcare industries, including water recycling and energy solutions, as well as data management systems.



Healthcare
Provides products, programs and services to acute care hospitals, surgery centers, as well as emergency medical, dental and veterinary clinics, including hand hygiene and environmental hygiene, instrument reprocessing, surgical equipment and patient drapes.



Vehicle Care
Provides cleaning, protection and detailing products and services for full-service tunnel, quick-service in-bay, self-service, detail car wash operations and corporate-owned transportation fleets.



Food & Beverage
Provides cleaning and sanitation products, water and wastewater solutions, equipment, systems and services to customers in agri-business, beverage, brewery, cosmetic, pharmaceutical, dairy, meat, poultry and food processing industries, including a broad range of antimicrobial food tissue treatments and food safety expertise.



Pest Elimination
Provides comprehensive programs, services and products for the detection, identification, elimination and prevention of pests in commercial facilities, as well as on-site pest prevention training and audit-ready documentation.



GCS Service
Provides programs, services and parts for the repair and maintenance of commercial foodservice equipment.

Everywhere It Matters.™

Executive Summary

The following management discussion and analysis ("MD&A") provides information that we believe is useful in understanding our operating results, cash flows and financial condition. This discussion contains various "Non-GAAP Financial Measures" and also contains various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We refer readers to the information on Non-GAAP Financial Measures and Forward-Looking Statements and Risk Factors found on pages 19 and 20.

In 2010, we delivered double-digit earnings growth despite continued mixed conditions in our end markets. While global hospitality markets showed improving trends and food and beverage and healthcare were generally steady, foodservice markets in the U.S. and Europe remained soft. We continued to focus on driving our sales, working to expand our market shares in all markets and regions; invest in new product development that provide outstanding results and enable customers to save labor, water and energy; make smart investments to sustain our growth in the future; and employ strategic acquisitions to bolster the current business and to develop new areas of growth.

At the same time, we also worked aggressively to improve our profitability and enhance our returns on investment. Numerous projects were undertaken to improve process efficiency, simplify and enhance our product portfolio, globalize purchasing, and optimize our business structure. The most significant of these was the new business systems installation in Europe, which will bring us an unprecedented range of tools and capabilities to unlock excess operational and structural costs in Europe and substantially improve margins there. Through these focused actions, we once again delivered for our shareholders in 2010, while building opportunity for the future. Our performance underscored the strength and long term potential of our business, our people and our strategies.

Both 2010 and 2009 results of operations included special gains and charges, as well as discrete tax items which impact the year over year comparisons.

Sales: Reported consolidated net sales increased 3% to $6.1 billion in 2010 from $5.9 billion in 2009. Net sales were slightly impacted by favorable foreign currency exchange compared to the prior year.

Gross Margin: Our reported gross margin improved to 50.5% of sales for 2010 compared to 49.5% of sales in 2009. Our 2009 gross margin was negatively impacted by restructuring charges included in cost of sales of $12.6 million, which decreased our gross margin by 0.2 percentage points.

Operating Income: Reported operating income increased 18% to $807 million in 2010 compared to $681 million in 2009. Non-GAAP adjusted operating income, excluding the impact of special gains and charges, increased 7% in 2010. See the section entitled Non-GAAP Financial Measures on page 19 for further information on our Non-GAAP measures, and the Operating Income table on page 13.

Earnings Per Share: Reported diluted earnings per share increased 28% to $2.23 in 2010 compared to $1.74 for 2009. Special gains and charges and discrete tax items had no net impact on 2010 and negatively impacted 2009 by $0.25 per share due primarily to restructuring charges. Non-GAAP adjusted earnings per share, which exclude the impact of special gains and charges, and discrete tax items, increased 12% to $2.23 in 2010 compared to $1.99 in 2009. See the section entitled Non-GAAP Financial Measures on page 19 for further information on our Non-GAAP measures, and the Diluted Earnings Per Common Share (EPS) table on page 14.

Cash Flow: Cash flow from operating activities was $950 million in 2010. We continue to generate strong cash flow from operations, allowing us to make key investments in our business, pay down debt and provide returns to our shareholders through cash dividends and share repurchases.

Balance Sheet: Our balance sheet remained within the "A" categories of the major rating agencies during 2010 and exceeded our stated objective of having an investment grade balance sheet. Our strong balance sheet has allowed us to continue to have access to capital at attractive rates.

Return on Equity: Our return on beginning shareholders' equity (net income attributable to Ecolab divided by beginning shareholders' equity) for 2010 was 26.5%. This was the 19th consecutive year in which we achieved our long-term financial objective of at least 20% return on beginning shareholders' equity.

RETURN ON BEGINNING EQUITY

2006	2007	2008	2009	2010
22.4%	25.4%	23.1%	26.6%	26.5%

Dividends: We increased our quarterly cash dividend 13% in December 2010 to an indicated annual rate of $0.70 per share for 2011. The increase represents our 19th consecutive annual dividend rate increase and the 74th consecutive year we have paid cash dividends. Our outstanding dividend record is a result of our excellent business model, and this year's increase reflects our solid balance sheet, our outlook for further growth and our commitment to improving shareholder returns.

DIVIDENDS DECLARED PER SHARE

2006	2007	2008	2009	2010
$0.4150	$0.4750	$0.5300	$0.5750	$0.6400

Europe Transformation: Following the recent implementation of new business systems in Europe, in February 2011, subsequent to our 2010 year end, we announced we have undertaken a comprehensive plan to substantially improve the efficiency and effectiveness of our Europe business, sharpen its competitiveness and accelerate its growth and profitability. As a part of this effort, we are developing plans for an accelerated restructure of our European operations in order to more quickly realize the benefits. We expect to incur a pretax restructuring charge of approximately $150 million ($125 million after tax) over the next three years, beginning in the first quarter of 2011, as the restructuring is rolled out. The restructuring and other cost savings actions are expected to result in annualized cost savings of approximately $120 million ($100 million after tax) when fully realized. See the section entitled Subsequent Events on page 19 for more details.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our most significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements.

Preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

Besides estimates that meet the "critical" estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, even from estimates not deemed critical. Our critical accounting estimates include the following:

Revenue Recognition

We recognize revenue on product sales at the time title to the product and risk of loss transfers to the customer. We recognize revenue on services as they are performed. Our sales policies do not provide for general rights of return. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

Valuation Allowances and Accrued Liabilities

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months' sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. In addition, our estimates also include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $45 million and $52 million, as of December 31, 2010 and 2009, respectively. These amounts include our allowance for sales returns and credits of $7 million as of December 31, 2010 and $10 million as of December 31, 2009. Our bad debt expense as a percent of net sales was 0.3% in 2010 and 0.4% in 2009 and 2008. We believe that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events or significant changes in future trends were to occur, additional allowances may be required.

Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our financial position.

Actuarially Determined Liabilities

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated no less than Aa by Moody's Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the plans' projected cash flows to the yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. The unrecognized actuarial loss on our U.S. qualified and non-qualified pension plans decreased from $533 million to $500 million (before tax) as of December 31, 2009 and 2010, respectively, primarily due to amortization of existing unrecognized losses, partially offset by a decrease in our discount rate. In determining our U.S. pension and postretirement obligations for 2010, our discount rate decreased to 5.41% from 5.84% at year-end 2009 and our projected salary increase was unchanged at 4.32%. Our expected return on plan assets, used for determining 2010 and 2011 expense, was 8.50% and reflects our expected long-term returns on plan assets.

The effect on 2011 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2010 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2011 EXPENSE
Discount rate	-0.25 pts	$40.0	$4.8
Expected return on assets	-0.25 pts	N/A	$2.9

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2011 EXPENSE
Discount rate	-0.25 pts	$4.7	$1.2
Expected return on assets	-0.25 pts	N/A	$0.1

We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements and information. See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

In the U.S. we have high deductible insurance policies for workers' compensation, general liability and automotive liability losses, subject to per occurrence and liability limitations. We are insured for losses in excess of these limitations and have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ. Outside of the U.S., we are fully insured for losses, subject to annual insurance deductibles.

Share-Based Compensation

We measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting cancellation behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to vest or be forfeited. Estimating vesting includes assessing the probability of meeting service and performance conditions. If actual vesting or forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

Income Taxes

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Our annual effective income tax rate includes the impact of reserve provisions. We recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant one-time item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the one-time item.

Tax regulations require items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, the effective income tax rate reflected in our financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of our U.S. federal income tax returns through 2006. There are specific positions within the 1999 through 2001 examinations that are still open with the IRS. The U.S. income tax returns for the years 2007 and 2008 are currently under audit. It is reasonably possible for the specific open positions within the 1999 through 2001 examinations to be settled in the next twelve months. Settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. For additional information on income taxes, see Note 11.

Long-Lived, Intangible Assets and Goodwill

We periodically review our long-lived and intangible assets for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. This could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value. We also periodically reassess the estimated remaining useful lives of our long-lived assets.

Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived assets.

We test our goodwill for impairment on an annual basis during the second quarter. Our reporting units are our operating segments. If circumstances change significantly, we would also test a reporting unit for impairment during interim periods between its annual tests. Based on our testing, there has been no impairment of goodwill during the three years ending December 31, 2010. Goodwill is assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables.

During the second quarter ended June 30, 2010, we completed our annual test for goodwill impairment and we determined GCS Service required an updated fair value calculation due to soft sales and continued operating losses. We used both a discounted cash flow analysis and market valuations, including similar company market multiples and comparable transactions, to assess fair value. The estimated fair value of the GCS Service business is based on a probability weighted-average of these various measures. Based on this analysis, it was determined that the fair value of the GCS Service reporting unit would have to decline by approximately 30% to indicate the potential for an impairment of their goodwill. Therefore, we believe that the estimated fair value of the GCS Service reporting unit substantially exceeds its carrying value and no adjustment to the $43 million carrying value of goodwill is necessary. The key assumptions utilized in determining fair value are revenue growth rates, operating margins and factors that impact the company's weighted-average cost of capital, including interest rates. Of these factors, the fair value estimate is most sensitive to changes in revenue growth rates which could be adversely impacted by continued difficult economic conditions, uncertainty in the U.S. foodservice markets and the timing of adding new customers. GCS Service is included in our U.S. Other Services reportable segment.

RESULTS OF OPERATIONS

Net Sales

MILLIONS	2010	2009	2008	PERCENT CHANGE 2010	PERCENT CHANGE 2009
Net sales	$ 6,090	$ 5,901	$ 6,138	3%	(4)%

The components of the year-over-year net sales change are as follows:

PERCENT	2010	2009
Volume	2%	(3)%
Price changes	-	3
Acquisitions and divestitures	-	-
Fixed currency sales change	3	-
Foreign currency exchange	1	(4)
Total net sales change	3%	(4)%

Note: Amounts in table above do not necessarily sum due to rounding.

Gross Margin

	2010	2009	2008
Gross profit as a percent of net sales	50.5%	49.5%	48.8%

Our gross profit margin ("gross margin") (defined as the difference between net sales less cost of sales, divided by net sales) increase in 2010 over 2009 was driven by volume gains, favorable delivered product costs (includes raw materials, freight and fuel) and cost savings actions. Our 2009 gross margin was negatively impacted by restructuring charges included in cost of sales of $12.6 million, which decreased our gross margin by 0.2 percentage points.

Our gross margin increase in 2009 over 2008 was driven by pricing and cost-saving initiatives, which more than offset lower sales volume, higher delivered product costs and restructuring charges included in cost of sales.

Selling, General and Administrative Expenses

	2010	2009	2008
Selling, general & administrative expenses as a percent of net sales	37.1%	36.8%	36.8%

Selling, general and administrative expenses as a percentage of consolidated net sales increased to 37.1% compared to 36.8% in 2009. Investments in the business and cost increases more than offset savings from last year's restructuring and leverage from sales gains. We continue to make key business investments that drive innovation and efficiency, through R&D and information technology systems.

Selling, general and administrative expenses as a percentage of consolidated net sales were 36.8% for both 2009 and 2008. The savings from restructuring, pricing leverage and well-managed spending were offset by a sales decline, investments and other cost increases during 2009.

Special Gains and Charges

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2010	2009	2008
Cost of sales			
Restructuring charges	$ -	$ 12.6	$ -
Special (gains) and charges			
Restructuring charges	-	59.9	-
Venezuela currency devaluation	4.2	-	-
Business structure and optimization	10.9	2.8	25.6
Business write-downs and closures	(1.4)	2.4	19.1
Gain on sale of plant	-	-	(24.0)
Gain on sale of businesses	-	-	(1.7)
Gain on sale of investments	(5.9)	-	-
Other items	(0.3)	2.0	6.9
Subtotal	7.5	67.1	25.9
Total	$ 7.5	$ 79.7	$ 25.9

Special gains and charges in 2010 include costs to optimize our organizational structure, $8.5 million of which were recorded in the fourth quarter. In the third quarter of 2010, the company sold an investment in a small U.S. business and recognized a $5.9 million gain on the sale. The investment was not material to our consolidated results of operations or financial position.

Beginning in 2010, Venezuela has been designated hyper-inflationary and as such all foreign currency fluctuations are recorded in income. On January 8, 2010 the Venezuelan government devalued its currency (Bolivar Fuerte). We are remeasuring the financial statements of our Venezuelan subsidiary using the official exchange rate of 4.30 Bolivars to U.S. dollar. As a result of the devaluation, we recorded a charge of $4.2 million in the first quarter of 2010 due to the remeasurement of the local balance sheet. We are unable to predict the ongoing currency gains and losses for the remeasurement of the balance sheet, but do not expect these gains and losses to have a material impact on our future consolidated results of operations or financial position.

In the first quarter of 2009, we announced plans to undertake restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company's global workforce and the reduction of plant and distribution center locations. As a result of these actions, we recorded restructuring charges of $72.5 million ($52.0 million after tax) or $0.22 per diluted share during 2009. The restructuring was completed as of the end of 2009. These actions provided annualized pretax savings of approximately $75 million ($50 million after tax), with pretax savings of approximately $50 million realized in 2009. Further details related to the restructuring are included in Note 3.

2009 special gains and charges also included the write-down of our carrying value in a non-strategic business as well as costs to optimize our business structure.

Special gains and charges in 2008 included a charge of $19.1 million, recorded in the fourth quarter, for the write-down of investments in an energy management business and closure of two small non-strategic healthcare businesses as well as costs to optimize our business structure, including costs related to establishing our new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the United Kingdom (U.K.) recorded in the first quarter.

For segment reporting purposes, special gains and charges have been included in our corporate segment, which is consistent with our internal management reporting.

Operating Income

				PERCENT CHANGE	
MILLIONS	2010	2009	2008	2010	2009
Reported GAAP operating income	$ 806.8	$ 681.3	$ 712.8	18%	(4)%
Adjustments:					
Special gains and charges	7.5	79.7	25.9		
Non-GAAP adjusted operating income	814.3	761.0	738.7	7	3
Effect of foreign currency translation	2.8	10.6	(22.9)		
Non-GAAP adjusted fixed currency operating income	$ 817.1	$ 771.6	$ 715.8	6%	8%

Reported operating income increased 18% in 2010 compared to 2009. The operating income increase was impacted by the year over year decrease in special gains and charges and the favorable impact of foreign currency exchange. Excluding the impact of special gains and charges, adjusted operating income increased 7% in 2010. Excluding favorable currency exchange, adjusted fixed currency operating income increased 6% in 2010 as sales gains, favorable delivered product costs, and savings from last year's restructuring more than offset continued investment in the business and other cost increases.

Reported operating income declined 4% in 2009 compared to 2008. The operating income decrease was impacted by the year over year comparison of special gains and charges and the unfavorable impact of foreign currency exchange. Excluding the impact of special gains and charges, adjusted operating income increased 3% in 2009. Excluding unfavorable currency exchange, adjusted fixed currency operating income increased 8% in 2009 as increased pricing and cost savings efforts more than offset increased raw material and other costs during the year.

Interest Expense, Net

Net interest expense totaled $59 million, $61 million and $62 million in 2010, 2009 and 2008, respectively. The decrease in our 2010 net interest expense compared to 2009 was due to lower commercial paper borrowing rates combined with lower borrowing amounts as well as lower interest expense related to hedging activities and higher interest income.

Provision for Income Taxes

The following table provides a summary of our reported tax rate:

PERCENT	2010	2009	2008
Reported tax rate	29.0%	32.5%	31.1%
Tax rate impact of:			
Special gains and charges	(0.1)	(0.6)	0.2
Discrete tax items	1.0	(0.2)	0.3
Non-GAAP adjusted effective tax rate	29.9%	31.7%	31.6%

Our reported tax rate includes discrete impacts from special gains and charges and discrete tax events. Our adjusted effective tax rate decreased in 2010 compared to 2009 due primarily to increased benefits from the domestic manufacturing deduction in the U.S. Our adjusted effective tax rate in 2009 was comparable to 2008.

The 2010 reported tax rate was impacted by $8.9 million of tax items including $0.9 million of net tax benefits on special gains and charges as well as $8.0 million of discrete tax benefits. 2010 discrete tax benefits primarily include recognizing favorable settlements related to our 2002 through 2004 IRS appeals case and adjustments related to our prior year tax reserves. The discrete tax benefit for the year also includes a $6 million tax benefit from the settlement of an international tax audit recorded in the first quarter, offset by a $5 million charge also recorded in the first quarter due to the passage of the U.S. Patient Protection and Affordable Care Act which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of our deferred tax assets related to the subsidies, as well as a $2 million charge in the second quarter for the impact of international tax costs from optimizing our business structure.

The 2009 reported tax rate was impacted by $20.4 million of tax items including $21.5 million of net tax benefits on special gains and charges as well as $1.1 million of discrete tax net charges. Discrete tax items in 2009 included tax benefits of $3.4 million related to prior year reserve adjustments which were more than offset by $4.5 million of tax charges related to optimizing our business structure.

The 2008 reported tax rate was impacted by $11.0 million of tax items including $9.1 million of net tax benefits on special gains and charges as well as $1.9 million of discrete tax benefits. Discrete tax items in 2008 included $4.8 million of discrete tax benefits recorded in the first quarter due to enacted tax legislation and an international rate change. 2008 also included $2.1 million of discrete tax expense recorded in the third quarter related to recognizing adjustments from filing our 2007 U.S. federal income tax return and $0.8 million of discrete tax expense recorded in the fourth quarter.

Net Income Attributable to Ecolab

MILLIONS	2010	2009	2008	PERCENT CHANGE 2010	PERCENT CHANGE 2009
Reported GAAP net income	$ 530.3	$ 417.3	$ 448.1	27%	(7)%
Adjustments:					
Special gains and charges	6.6	58.2	16.8		
Discrete tax expense (benefit)	(8.0)	1.1	(1.9)		
Non-GAAP adjusted net income	$ 528.9	$ 476.6	$ 463.0	11%	3%

Diluted Earnings Per Common Share (EPS)

DOLLARS	2010	2009	2008	PERCENT CHANGE 2010	PERCENT CHANGE 2009
Reported GAAP EPS	$ 2.23	$ 1.74	$ 1.80	28%	(3)%
Adjustments:					
Special gains and charges	0.03	0.24	0.07		
Discrete tax expense (benefit)	(0.03)	0.00	(0.01)		
Non-GAAP adjusted EPS	$ 2.23	$ 1.99	$ 1.86	12%	7%

Note: Per share amounts do not necessarily sum due to rounding.

Net income attributable to Ecolab increased 27% to $530 million in 2010 compared to 2009. On a per share basis, diluted earnings per share increased 28% to $2.23. Amounts for both 2010 and 2009 include special gains and charges and discrete tax items. Excluding these items from both years, adjusted net income attributable to Ecolab increased 11% and adjusted earnings per share increased 12%. Currency translation had a favorable impact of approximately $5 million, net of tax, or $0.02 per share for 2010 compared to 2009.

Net income attributable to Ecolab decreased 7% to $417 million in 2009 compared to 2008. On a per share basis, diluted earnings per share decreased 3% to $1.74. Amounts for both 2009 and 2008 include special gains and charges and discrete tax items. Excluding these items from both years, adjusted net income attributable to Ecolab increased 3% and adjusted earnings per share increased 7%. Currency translation had an unfavorable impact of approximately $25 million, net of tax, or $0.10 per share for 2009 compared to 2008.

Segment Performance

Our operating segments are aggregated into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed foreign currency exchange rates used by management for 2010. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in "Effect of foreign currency translation" within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 16.

Sales by Reportable Segment

MILLIONS	2010	2009	2008	PERCENT CHANGE 2010	PERCENT CHANGE 2009
Net sales					
United States					
Cleaning & Sanitizing	$ 2,722	$ 2,663	$2,661	2%	0%
Other Services	449	450	469	0	(4)
Total United States	3,171	3,113	3,130	2	(1)
International	3,016	2,922	2,895	3	1
Total	6,187	6,035	6,025	3	0
Effect of foreign currency translation	(97)	(134)	113		
Consolidated	$ 6,090	$ 5,901	$ 6,138	3%	(4)%

UNITED STATES CLEANING & SANITIZING



SALES
Millions
$2,661
2008
$2,663
2009
$2,722
2010
BUSINESS MIX
Percentage
Vehicle Care 2%
1% Specialty Markets
Textile Care 3%
Healthcare 8%
Kay 12%
Food & Beverage 20%
54% Institutional

U.S. Cleaning & Sanitizing sales increased 2% in 2010 compared to 2009 and were flat in 2009 versus 2008. Sales for our largest U.S. Cleaning & Sanitizing businesses were as follows:

Institutional – Sales increased 1% in 2010 compared to 2009. 2010 sales benefited from new account gains and increased sales to distributors. We continued to experience mixed market trends in 2010 as room demand in the lodging market improved while overall foot traffic in the foodservice market continued to decline. While our markets are expected to remain soft over the near term, we remain confident in their long-term potential, and that our investments in business development and innovation will continue to deliver steady long-term growth.

Sales declined 3% in 2009 compared to 2008. New account gains, success with new products and appropriate pricing enabled us to outperform our markets in 2009 during the deep recession's impact on the restaurant and lodging market environment. We saw strong results for our Apex™ solids warewashing line due to customer demand for energy and cost savings solutions.

Food & Beverage – Sales increased 3% in 2010 compared to 2009. Sales increased in almost all end markets, led by growth in food, beverage and agri markets, as corporate account wins and new products offset soft results in meat & poultry markets. Sales also benefited from improved water, energy and waste treatment capabilities.

Sales decreased 1% in 2009 compared to 2008 as good results for our core Food & Beverage business were offset by lower Ecovation sales. Excluding the impact of Ecovation, our core Food & Beverage business sales rose 5%. Food & Beverage enjoyed good gains in the dairy, beverage and food markets as pricing, corporate account wins and new products offset soft results in agri and meat & poultry markets. Ecovation experienced a sales decline in 2009 as the sales comparison was negatively impacted by the timing of a large Ecovation project sale in the first quarter of 2008, with the remainder of the unfavorability driven by delays in design/build projects due to the negative economic climate in 2009 which caused customers to be reluctant to make capital investments.

Kay - Sales were strong in 2010 growing 7% compared to 2009. Sales growth was led by new food retail accounts and success with new products and programs. Sales at Kay continue to benefit from good demand from existing and new food retail and quick service accounts.

Sales increased 9% in 2009 compared to 2008. Quick service restaurant sales experienced solid growth benefiting from new accounts, new product introductions and growth at existing customers. The food retail business showed strong results due to new account growth.

Healthcare - Sales increased 2% in 2010 compared to 2009. Gains in sales of infection barriers and surgical instrument cleaning products more than offset the prior year's spike in demand due to H1N1 virus preparations and slowing healthcare market trends in the current year, including fewer patient visits and surgical procedures.

Sales increased 11% in 2009 compared to 2008. Business acquisitions contributed 2% to the year over year sales growth. Sales growth benefited from sales of hand sanitizers during 2009, as well as solid growth from our barrier business and hand hygiene products.

UNITED STATES OTHER SERVICES


SALES
Millions
$469
2008
$450
2009
$449
2010
BUSINESS MIX
Percentage
GCS Service 27%
73% Pest Elimination

U.S. Other Services sales were flat in 2010 and declined 4% in 2009. Sales for our U.S. Other Services businesses were as follows:

Pest Elimination - Sales for 2010 declined 1% compared to 2009. Sales growth in food safety management services was offset by lower pest elimination contract and non-contract services. Gains in the quick service restaurant, grocery, healthcare and food & beverage plant markets were offset by slow conditions in other major markets.

Pest Elimination experienced a 1% sales decline in 2009 versus 2008 as weakness in full service restaurants and hospitality more than offset gains in the quick service restaurant and food & beverage plant markets. Both contract and non-contract services were lower. New account gains were offset by customer cancellations as our customers focused on reducing their spending due to the very weak economy in 2009.

GCS Service - Sales increased 1% in 2010 compared to 2009. Service and installed parts sales increased in 2010, benefiting from pricing gains and new accounts, which more than offset the impact of slow foodservice market conditions. Direct parts sales continued to be soft.

Sales declined 11% in 2009 compared to 2008. The difficult economic conditions and decline in the foodservice market caused existing customers to delay repairs and maintenance, and prospective customers to delay the start of new programs. We also chose to exit some low-margin business during 2009.

INTERNATIONAL


SALES
Millions
$2,895
2008
$2,922
2009
$3,016
2010
BUSINESS MIX
Percentage
Canada 8%
Latin America 9%
Asia Pacific 20%
63% Europe/ Middle East/ Africa

We evaluate the performance of our International operations based on fixed rates of foreign currency exchange. Fixed currency International sales increased 3% and 1% in 2010 and 2009, respectively. When measured at public currency rates, International sales increased 5% and declined 7% in 2010 and 2009, respectively. Fixed currency sales changes for our International regions were as follows:

Europe, Middle East and Africa (EMEA) - Sales increased 1% in 2010 compared to 2009. Sales growth in the U.K. and Turkey were partially offset by lower sales in Italy and France. Sales in Germany were comparable to the prior year. From a divisional perspective, Europe's Institutional sales increased due to new account gains. Food & Beverage and Pest Elimination sales increased during the year while Healthcare sales were flat compared to the prior year which included higher sales related to H1N1 virus preparations. Textile Care sales declined slightly in the current year.

Sales declined 2% in 2009 compared to 2008 as the significant slowdown in foodservice and hospitality markets in Europe more than offset sales growth in the Middle East and Africa. In Europe, sales growth in the U.K. was offset by lower sales in Germany, France and Italy as the region was negatively impacted by the global recession. From a divisional perspective, our Healthcare business showed solid growth in the region, benefiting from H1N1 related sales of hand sanitizers, while Institutional, Food & Beverage, Textile Care and Pest Elimination businesses all reported modest sales declines.

Asia Pacific - Sales increased 8% in 2010 compared to 2009 as the region showed a good recovery from last year's low levels of business travel and tourism. Sales growth was driven by continued growth in China, Australia and New Zealand. From a division perspective, Institutional sales were strong as hotel occupancy levels improved and Asian economies recovered. Food & Beverage also continued to report strong sales growth, benefiting from increased product penetration and account gains.

Sales increased 4% in 2009 compared to the prior year. New customer account gains and increased product penetration in key markets helped overcome the impact of economic uncertainty and low levels of business travel and tourism in the region. Sales growth in the region was led by growth in Food & Beverage. From a country perspective, sales growth was driven by China, Australia and New Zealand.

Latin America – We continue to experience strong sales growth in Latin America as sales in the region increased 8% in 2010 compared to 2009. Sales were led by strong growth in Brazil, Mexico and Venezuela. Our Institutional, Food & Beverage and Pest Elimination businesses all reported increased sales growth. Sales benefited from new accounts and good demand in the beverage and brewery markets.

Sales increased 8% in 2009 compared to 2008. All businesses showed strong gains in the region against weak economic conditions. Growth was driven by new corporate account wins and increased product penetration within existing accounts. This helped to offset the economic slowdown brought about by the global recession and the initial H1N1 virus outbreak in Mexico that negatively impacted the tourism and lodging industry throughout the region. From a country perspective, sales were led by strong gains in Venezuela and Brazil.

Canada – Sales increased 4% in 2010 compared to the prior year. Sales continued to be led by strong growth from Food & Beverage and good growth from Institutional, offset partially by lower Healthcare sales as hospitals worked down their H1N1 related product inventories purchased in the prior year.

Sales increased 8% in 2009 compared to 2008. Sales growth was led by strong results from Food & Beverage, driven by new account gains and product price increases. Institutional also reported sales growth in 2009 led by pricing, success with distributor partners and new account wins during the year.

Operating Income by Reportable Segment

MILLIONS	2010	2009	2008
Operating income			
United States			
Cleaning & Sanitizing	$ 514	$ 495	$ 430
Other Services	71	66	52
Total United States	585	561	482
International	255	235	263
Total	840	796	745
Corporate	(30)	(104)	(55)
Effect of foreign currency translation	(3)	(11)	23
Consolidated	$ 807	$ 681	$ 713
Operating income as a percent of net sales			
United States			
Cleaning & Sanitizing	18.9%	18.6%	16.2%
Other Services	15.9	14.6	11.1
Total United States	18.5	18.0	15.4
International	8.4	8.0	9.1
Consolidated	13.2%	11.5%	11.6%

U.S. Cleaning & Sanitizing – Operating income increased 4% to $514 million in 2010 compared to 2009. As a percentage of net sales, operating income increased to 18.9% in 2010 from 18.6% in 2009. Sales gains and favorable delivered product costs more than offset cost increases to drive the increase in operating income.

U.S. Cleaning & Sanitizing operating income increased 15% to $495 million in 2009 compared to 2008. As a percentage of net sales, operating income increased to 18.6% in 2009 from 16.2% in 2008. Increased pricing, favorable delivered product costs and cost savings actions drove the significant operating income growth in 2009.

U.S. Other Services – Operating income increased 9% to $71 million in 2010 compared to 2009 led by continued improvement in GCS Service operating results. As a percentage of net sales, operating income increased to 15.9% in 2010 from 14.6% in 2009. Operating income growth was driven by pricing and cost savings actions which more than offset service delivery and other cost increases.

U.S. Other Services operating income increased 27% to $66 million in 2009 compared to 2008. As a percentage of net sales, operating income increased to 14.6% in 2009 from 11.1% in 2008. Operating income growth was driven by good operating income growth at Pest Elimination and significant improvement in GCS Service operating results compared to 2008. Operating income benefited from pricing, cost savings actions and well-managed spending.

International – Fixed currency operating income increased 8% to $255 million in 2010 compared to 2009. The International operating income margin was 8.4% in 2010 compared to 8.0% in 2009. Volume and pricing gains, favorable delivered product costs, and cost savings efforts more than offset continued investments in the business and increased costs. When measured at public currency rates, operating income increased 12% to $252 million in 2010 compared to 2009.

Fixed currency operating income decreased 12% in 2009 compared to 2008. The International operating income margin was 8.0% in 2009 compared to 9.1% in 2008. Pricing gains and cost savings efforts were unable to fully offset higher delivered product costs and other cost increases, and continued investment in the business. When measured at public currency rates, operating income declined 21% to $224 million in 2009 compared to 2008.

Operating income margins of our International operations are generally less than those realized for our U.S. operations. The lower International margins are due to (i) the smaller scale of International operations where many operating locations are smaller in size, (ii) the additional cost of operating in numerous and diverse foreign jurisdictions and (iii) higher costs of importing certain raw materials and finished goods in some regions. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate the growth of our International operations.

Corporate – The corporate segment includes special gains and charges reported on the Consolidated Statement of Income of $8 million, $80 million and $26 million for 2010, 2009 and 2008, respectively. It also includes investments in the development of business systems and other corporate investments we made during the last three years as part of our ongoing efforts to improve our efficiency and returns.

FINANCIAL POSITION & LIQUIDITY

Financial Position

Significant changes in our financial position during 2010 included the following:

Total assets decreased to $4.9 billion as of December 31, 2010 from $5.0 billion at December 31, 2009. The decrease was primarily due to the impact of foreign currency exchange rates, which decreased the value of international assets on our balance sheet when translated into U.S. dollars, partially offset by an increase in cash and cash equivalents.

Total liabilities decreased to $2.7 billion at December 31, 2010 from $3.0 billion at December 31, 2009 primarily due to a decrease in our debt outstanding and a decrease in liabilities due to currency translation.

TOTAL DEBT TO CAPITALIZATION

PERCENT


42%
2008
32%
2009
28%
2010
Total Debt 28%
72% Total Equity

Total debt was $0.8 billion at December 31, 2010 and decreased from total debt of $1.0 billion at December 31, 2009. Our debt continued to be rated within the "A" categories by the major rating agencies during 2010. The decrease in total debt was primarily due to the paydown of our outstanding commercial paper. The ratio of total debt to capitalization (total debt divided by the sum of total equity and total debt) was 28% at year-end 2010 and 32% at year-end 2009. The debt to capitalization ratio was lower at year-end 2010 due to the decrease in debt as well as an increase in equity. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

Cash Flows

Operating Activities - Cash provided by operating activities increased to $950 million in 2010 compared to $695 million in 2009. 2010 operating cash flow benefited from improved earnings, lower pension contributions and lower restructuring payments. In 2010 we made no voluntary contributions to our U.S. pension plan compared to $225 million in 2009 and $75 million in 2008. Operating cash flow in 2009 was also negatively impacted by the payment of a $35 million legal settlement and restructuring payments of $50 million. Our bad debt expense decreased to $18 million or 0.3% of net sales in 2010 from $27 million or 0.4% of net sales in 2009. We continue to monitor our receivable portfolio and the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted. Historically, we have had strong operating cash flow, and we anticipate this will continue. We expect to continue to use this cash flow to fund our ongoing operations and investments in the business, acquire new businesses and return cash to shareholders through dividend payments and share repurchases.

CASH PROVIDED BY OPERATING ACTIVITIES

MILLIONS

$628	$798	$753	$695	$950
2006	2007	2008	2009	2010

Investing Activities - Cash used for investing activities was $304 million in 2010 compared to $299 million in 2009. We continue to make investments in the business including merchandising equipment consisting primarily of systems used by our customers to dispense our cleaning and sanitizing products. Cash paid for acquisitions increased in 2010 due to the acquisition of the commercial laundry division of Dober Chemical in the third quarter of 2010 and final payment made on the Ecovation acquisition. The Ecovation acquisition in 2008 included an indemnification escrow agreement. As part of the agreement, we deposited $21 million into an escrow account. In 2010 the final payment on the acquisition was settled and $4 million was paid to the seller and is included in the cash paid for businesses acquired while we retained the remaining $17 million. We continue to target strategic business acquisitions which complement our growth strategy. We also expect to continue to make capital investments and acquisitions in the future to support our long-term growth.

Financing Activities - Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs. 2010 financing activities included a $74 million paydown of our U.S. commercial paper and $349 million of share repurchases. 2009 financing activities included a $242 million paydown of our U.S. commercial paper and $69 million of share repurchases. 2008 financing activities included the issuance of $250 million 4.875% senior notes and $337 million of share repurchases. Share repurchases were funded with operating cash flows, short-term borrowing and cash from the exercise of employee stock options. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives, to efficiently return capital to shareholders and for general corporate purposes. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity.

In December 2010, we increased our indicated annual dividend rate by 13%. This represents the 19th consecutive year we have increased our dividend. We have paid dividends on our common stock for 74 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2010	**$0.1550**	**$0.1550**	**$0.1550**	**$0.1750**	**$0.6400**
2009	0.1400	0.1400	0.1400	0.1550	0.5750
2008	0.1300	0.1300	0.1300	0.1400	0.5300

Liquidity and Capital Resources

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2011, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and additional short-term and/or long-term borrowings. In the event of a significant acquisition or other significant funding need, funding may occur through additional short and/or long-term borrowings or through the issuance of the company's common stock.

As of December 31, 2010, we had $242 million of cash and cash equivalents on hand and expect our operating cash flow to remain strong. Additionally, we have a $600 million multi-year credit facility with a diverse group of banks which expires in June 2012. The credit facility supports our $600 million U.S. commercial paper program and our $200 million European commercial paper program. Combined borrowing under these two commercial paper programs may not exceed $600 million. Both programs are rated A-1 by Standard & Poor's and P-1 by Moody's.

In addition, we have other committed and uncommitted credit lines of $232 million with major international banks and financial institutions to support our general global funding needs. Approximately $200 million of these credit lines were undrawn and available for use as of our 2010 year end.

We are in compliance with all covenants and other requirements of our credit agreements and indentures.

A downgrade in our credit rating could limit or preclude our ability to issue commercial paper under our current programs. A credit rating downgrade could also adversely affect our ability to renew existing or negotiate new credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing term notes or bonds. In addition, we have the ability, at our option, to draw upon our $600 million committed credit facility prior to their termination.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Notes payable	$ 32	$ 32	$ -	$ -	$ -
Commercial paper	-	-	-	-	-
Long-term debt	796	151	165	253	227
Capital lease obligations	17	6	8	3	-
Operating leases	206	67	79	35	25
Interest*	139	32	61	36	10
Benefit payments**	1,041	72	166	187	616
Total contractual cash obligations	$ 2,231	$ 360	$ 479	$ 514	$ 878

* Interest on variable rate debt was calculated using the interest rate at year-end 2010.

** Benefit payments are estimated through 2020 and paid out of our pension and postretirement health care benefit plans.

In February 2011 we repaid our $150 million 6.875% notes when they became due. This amount is included in the long-term debt line of the preceding table due in less than one year.

As of December 31, 2010, our gross liability for uncertain tax positions was $66 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement healthcare benefit plans in 2011, based on plan asset values as of December 31, 2010. In January 2011 we made a $100 million voluntary contribution to our U.S. pension plan. We are in compliance with all funding requirements of our pension and postretirement health care plans. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $33 million in 2011. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $149 million of letters of credit ($56 million outstanding as of December 31, 2010) supporting domestic and international commercial relationships and transactions, primarily for our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 12 for information on our operating leases. We do not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as "special purposes entities", which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

New Accounting Pronouncements

There were no new accounting pronouncements that were issued or became effective that have had or are expected to have a material impact on our consolidated financial statements.

Market Risk

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. We do not enter into derivatives for trading purposes. Our use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on our income statement and cash flows.

We enter into foreign currency forward contracts to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars. See Note 8 for further information on our hedging activity.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2010 and 2009, we did not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Subsequent Events

In November 2010, we announced we had agreed to purchase the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. Annual sales of the business to be acquired are approximately $55 million, with more than 85% of O.R. Solutions' sales from custom fit sterile drapes. The purchase price is approximately $260 million. As of the date of this report, the transaction had not closed. Completion of the transaction is subject to receipt of regulatory clearance and satisfaction of other customary closing conditions. We expect to fund the acquisition cost initially by issuing U.S. commercial paper which we will likely refinance by issuing long-term notes.

In December 2010, subsequent to our fiscal year end for international operations, we completed the purchase of the assets of the Cleantec business of Campbell Brothers Ltd., Brisbane, Queensland, Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, food service, hospitality and textile care markets. Annual sales of the business are approximately $55 million and will be included in our International reportable segment beginning in 2011.

In January 2011, we made a $100 million voluntary contribution to our U.S. pension plan.

In February 2011, we repaid our $150 million 6.875% notes when they became due.

Europe Transformation: Following the recent implementation of new business systems in Europe, in February 2011, we announced we have undertaken a comprehensive plan to substantially improve the efficiency and effectiveness of our Europe business, sharpen its competitiveness and accelerate its growth and profitability. As a part of this effort, we are developing plans for an accelerated restructure of our European operations in order to more quickly realize the benefits. We will work with our various works councils (worker representatives elected pursuant to local labor laws) in Europe to develop and finalize implementation plans in accordance with local labor laws and practices. As part of the restructuring, approximately 900 positions are expected to be eliminated.

The restructuring and other cost savings actions are expected to result in approximately $120 million ($100 million after tax) in annualized cost savings when fully realized, with approximately $4 million to $6 million ($3 million to $5 million after tax) realized in 2011. We expect to incur a pretax restructuring charge of approximately $150 million ($125 million after tax) over the next three years, beginning in the first quarter of 2011, as the restructuring is rolled out. Approximately $50 million to $70 million ($40 million to $60 million after tax) of that charge is expected to occur in 2011. We anticipate that approximately $125 million of the charge would represent cash expenditures.

It is foreseen that these actions will better align business and functional support by leveraging the new systems.

Major initiatives under development include:

- Supply chain - significant realignment of the supply chain, including repositioning of the warehousing networks, better leveraged purchasing capabilities, formula and packaging simplification, manufacturing consolidation and streamlined support functions.
- General and administrative (G&A) - shared and outsourced services, centralization of business functions, marketing channel optimization, simplification and automated manual tasks.
- Division - streamlined marketing, business simplification, channel optimization, sales productivity and office consolidation.

Non-GAAP Financial Measures

This MD&A includes financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S. (GAAP). These Non-GAAP measures include fixed currency sales and fixed currency operating income, adjusted operating income, adjusted fixed currency operating income, adjusted effective tax rate, adjusted net income attributable to Ecolab and adjusted diluted earnings per share amounts. We provide these measures as additional information regarding our operating results. We use these Non-GAAP measures internally to evaluate our performance and in making financial and operational decisions, including with respect to incentive compensation. We believe that our presentation of these measures provides investors with greater transparency with respect to our results of operations and that these measures are useful for period-to-period comparison of results.

We include in special gains and charges items that are unusual in nature, significant in amount and important to an understanding of underlying business performance. In order to better allow investors to compare underlying business performance period-to-period, we provide adjusted operating income, adjusted fixed currency operating income, adjusted net income attributable to Ecolab and adjusted diluted earnings per share, which exclude special gains and charges and discrete tax items.

The adjusted effective tax rate measure promotes period-to-period comparability of the underlying effective tax rate because the amount excludes the tax rate impact of special gains and charges and discrete tax items which do not necessarily reflect costs associated with historical trends or expected future costs.

We evaluate the performance of our international operations based on fixed currency rates of foreign exchange. Fixed currency sales and fixed currency operating income measures eliminate the impact of exchange rate fluctuations on our international sales and operating income, respectively, and promote a better understanding of our underlying sales and operating income trends. Fixed currency amounts are based on translation into U.S. dollars at fixed foreign currency exchange rates established by management at the beginning of 2010.

These measures are not in accordance with, or an alternative to GAAP, and may be different from Non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend that investors view these measures in conjunction with the GAAP measures included in this MD&A and have provided reconciliations of reported GAAP amounts to the Non-GAAP amounts.

Forward-Looking Statements and Risk Factors

This MD&A and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

- economic trends and outlook
- demographic trends and their impact on end-markets
- focus areas in 2011
- benefits from planned initiatives
- benefits from new business systems
- margin improvements
- outlook for growth
- restructuring charges and cost savings
- bad debt and customer credit worthiness
- disputes, claims and litigation
- environmental contingencies
- returns on pension plan assets
- tax settlements
- currency gains and losses
- end-market trends and long-term potential
- investments
- sales and earnings growth
- cash flow
- business acquisitions
- dividends
- share repurchases
- debt repayments
- pension contributions
- liquidity requirements and borrowing methods
- impact of credit rating downgrade
- new accounting pronouncements
- regulatory clearance, completion and funding of pending acquisitions
- tax deductiblity of goodwill
- non performance of counterparties
- hedged transactions
- income taxes, including unrecognized tax benefits or uncertain tax positions

Without limiting the foregoing, words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "we expect," "estimate," "project" (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. These statements, which represent the company's expectations or beliefs concerning various future events, are based on current expectations that involve a number of risks and uncertainties that could cause actual results to differ materially from those of such forward-looking statements. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2010, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors' expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE)	2010	2009	2008
Net sales	$ 6,089.7	$ 5,900.6	$ 6,137.5
Operating expenses			
Cost of sales (including special charges of $12.6 in 2009)	3,013.8	2,978.0	3,141.6
Selling, general and administrative expenses	2,261.6	2,174.2	2,257.2
Special gains and charges	7.5	67.1	25.9
Operating income	806.8	681.3	712.8
Interest expense, net	59.1	61.2	61.6
Income before income taxes	747.7	620.1	651.2
Provision for income taxes	216.6	201.4	202.8
Net income including noncontrolling interest	531.1	418.7	448.4
Less: Net income attributable to noncontrolling interest	0.8	1.4	0.3
Net income attributable to Ecolab	$ 530.3	$ 417.3	$ 448.1
Earnings attributable to Ecolab per common share			
Basic	$ 2.27	$ 1.76	$ 1.83
Diluted	$ 2.23	$ 1.74	$ 1.80
Dividends declared per common share	$ 0.6400	$ 0.5750	$ 0.5300
Weighted-average common shares outstanding			
Basic	233.4	236.7	245.4
Diluted	237.6	239.9	249.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS)	2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	$ 242.3	$ 73.6
Accounts receivable, net	999.6	1,016.1
Inventories	447.6	493.4
Deferred income taxes	78.9	83.9
Other current assets	101.5	147.2
Total current assets	1,869.9	1,814.2
Property, plant and equipment, net	1,148.3	1,176.2
Goodwill	1,329.3	1,414.1
Other intangible assets, net	282.5	312.5
Other assets	242.2	303.9
Total assets	$ 4,872.2	$ 5,020.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 189.2	$ 98.5
Accounts payable	349.3	360.9
Compensation and benefits	308.1	302.1
Income taxes	36.7	21.8
Other current liabilities	441.5	466.9
Total current liabilities	1,324.8	1,250.2
Long-term debt	656.4	868.8
Postretirement health care and pension benefits	565.8	603.7
Other liabilities	192.2	288.6
Shareholders' equity (a)		
Common stock	333.1	329.8
Additional paid-in capital	1,310.2	1,179.3
Retained earnings	3,279.1	2,898.1
Accumulated other comprehensive loss	(271.9)	(232.9)
Treasury stock	(2,521.3)	(2,173.4)
Total Ecolab shareholders' equity	2,129.2	2,000.9
Noncontrolling interest	3.8	8.7
Total equity	2,133.0	2,009.6
Total liabilities and equity	$ 4,872.2	$ 5,020.9

(a) Common stock, 400.0 million shares authorized, $1.00 par value, 232.5 million shares outstanding at December 31, 2010, 236.6 million shares outstanding at December 31, 2009.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	2010	2009	2008
OPERATING ACTIVITIES			
Net income including noncontrolling interest	$ 531.1	$ 418.7	$ 448.4
Adjustments to reconcile net income including noncontrolling interest to cash provided by operating activities:			
Depreciation and amortization	347.9	334.3	334.7
Deferred income taxes	(31.1)	88.1	80.6
Share-based compensation expense	29.2	37.3	33.6
Excess tax benefits from share-based payment arrangements	(16.9)	(7.7)	(8.2)
Pension and postretirement plan contributions	(46.6)	(263.7)	(112.4)
Pension and postretirement plan expense	90.8	82.0	73.6
Restructuring, net of cash paid	-	22.4	-
Gain on sale of plant	-	-	(24.5)
Business write-downs and closures	-	2.4	19.1
Other, net	1.8	12.9	5.3
Changes in operating assets and liabilities:			
Accounts receivable	(39.3)	45.1	(89.9)
Inventories	18.6	13.0	(57.5)
Other assets	42.4	(30.7)	6.8
Accounts payable	6.8	(25.1)	30.0
Other liabilities	15.7	(34.0)	13.6
Cash provided by operating activities	950.4	695.0	753.2
INVESTING ACTIVITIES			
Capital expenditures	(260.5)	(252.5)	(326.7)
Capitalized software expenditures	(37.2)	(44.8)	(67.8)
Property sold	2.6	11.7	36.4
Businesses acquired and investments in affiliates, net of cash acquired	(43.4)	(14.4)	(203.8)
Sale of businesses	16.0	0.7	2.2
Receipt from indemnification escrow	21.0	-	-
Deposit into indemnification escrow	(2.1)	-	(21.0)
Cash used for investing activities	(303.6)	(299.3)	(580.7)
FINANCING ACTIVITIES			
Net issuances (repayments) of commercial paper and notes payable	(66.6)	(244.0)	(67.8)
Long-term debt borrowings	-	-	257.7
Long-term debt repayments	(7.4)	(6.4)	(3.9)
Reacquired shares	(348.8)	(68.8)	(337.2)
Cash dividends paid on common stock	(145.5)	(132.7)	(128.5)
Exercise of employee stock options	89.2	46.4	36.4
Excess tax benefits from share-based payment arrangements	16.9	7.7	8.2
Other, net	-	-	(0.5)
Cash used for financing activities	(462.2)	(397.8)	(235.6)
Effect of exchange rate changes on cash and cash equivalents	(15.9)	9.0	(7.6)
Increase (decrease) in cash and cash equivalents	168.7	6.9	(70.7)
Cash and cash equivalents, beginning of year	73.6	66.7	137.4
Cash and cash equivalents, end of year	$ 242.3	$ 73.6	$ 66.7
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid	$ 209.6	$ 143.5	$ 100.4
Interest paid	63.3	66.4	64.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND EQUITY

MILLIONS	ECOLAB SHAREHOLDERS: COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL ECOLAB SHAREHOLDERS' EQUITY	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance December 31, 2007	$ 326.5	$ 1,015.2	$ 2,298.4	$ 63.1	$ (1,767.5)	$ 1,935.7	$ 7.2	$ 1,942.9
Net income			448.1			448.1	0.3	448.4
Cumulative translation adjustment				(233.6)		(233.6)	(0.1)	(233.7)
Derivative instruments				13.8		13.8		13.8
Unrealized gains (losses) on securities				(0.4)		(0.4)	(0.2)	(0.6)
Pension and postretirement benefits				(202.0)		(202.0)		(202.0)
Total comprehensive income						25.9	-	25.9
Distributions to noncontrolling interests							(1.1)	(1.1)
Initial investment by noncontrolling interest							1.3	1.3
Cash dividends declared			(129.5)			(129.5)		(129.5)
Stock options and awards	1.5	75.3			(0.1)	76.7		76.7
Reacquired shares					(337.2)	(337.2)		(337.2)
Balance December 31, 2008	328.0	1,090.5	2,617.0	(359.1)	(2,104.8)	1,571.6	7.4	1,579.0
Net income			417.3			417.3	1.4	418.7
Cumulative translation adjustment				199.3		199.3	0.3	199.6
Derivative instruments				(12.0)		(12.0)		(12.0)
Unrealized gains (losses) on securities				0.3		0.3	0.1	0.4
Pension and postretirement benefits				(61.4)		(61.4)		(61.4)
Total comprehensive income						543.5	1.8	545.3
Distributions to noncontrolling interests							(0.3)	(0.3)
Purchase of shares from noncontrolling interest							(0.2)	(0.2)
Cash dividends declared			(136.2)			(136.2)		(136.2)
Stock options and awards	1.8	88.8			0.2	90.8		90.8
Reacquired shares					(68.8)	(68.8)		(68.8)
Balance December 31, 2009	329.8	1,179.3	2,898.1	(232.9)	(2,173.4)	2,000.9	8.7	2,009.6
Net income			530.3			530.3	0.8	531.1
Cumulative translation adjustment				(78.1)		(78.1)	(1.0)	(79.1)
Derivative instruments				0.2		0.2		0.2
Unrealized gains (losses) on securities				0.2		0.2		0.2
Pension and postretirement benefits				38.7		38.7		38.7
Total comprehensive income						491.3	(0.2)	491.1
Sale of noncontrolling interest							(4.7)	(4.7)
Cash dividends declared			(149.3)			(149.3)		(149.3)
Stock options and awards	3.3	130.9			0.9	135.1		135.1
Reacquired shares					(348.8)	(348.8)		(348.8)
Balance December 31, 2010	$ 333.1	$ 1,310.2	$ 3,279.1	$ (271.9)	$ (2,521.3)	$ 2,129.2	$ 3.8	$ 2,133.0

COMMON STOCK ACTIVITY

YEAR ENDED DECEMBER 31 (SHARES)	2010 COMMON STOCK	2010 TREASURY STOCK	2009 COMMON STOCK	2009 TREASURY STOCK	2008 COMMON STOCK	2008 TREASURY STOCK
Shares, beginning of year	329,825,650	(93,230,909)	327,953,382	(91,773,833)	326,530,856	(79,705,760)
Stock options, shares	3,315,760	98,332	1,872,268	56,810	1,422,526	60,932
Stock awards, net issuances		112,080		27,342		45,336
Reacquired shares		(7,608,162)		(1,541,228)		(12,174,341)
Shares, end of year	333,141,410	(100,628,659)	329,825,650	(93,230,909)	327,953,382	(91,773,833)

The accompanying notes are an integral part of the consolidated financial statements.

1. NATURE OF BUSINESS

Ecolab Inc. (the "company") develops and markets premium products and services for the hospitality, foodservice, healthcare and industrial markets. The company provides cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities management and vehicle wash sectors.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. International subsidiaries are included in the financial statements on the basis of their November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company's consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

Use of Estimates

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The company's critical accounting estimates include revene recognition, valuation allowances and accrued liabilities, actuarial determined liabilities, share-based compensation, income taxes, long-lived assets, intangible assets and goodwill.

Foreign Currency Translation

Financial position and results of operations of the company's international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in shareholders' equity. Income statement accounts are translated at average rates of exchange prevailing during the year. The company evaluates its International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from consolidated operations.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

Allowance For Doubtful Accounts

The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. The company's estimates include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

The company's allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $7 million, $10 million and $9 million as of December 31, 2010, 2009 and 2008, respectively. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	2010	2009	2008
Beginning balance	$52	$44	$43
Bad debt expense	18	27	23
Write-offs	(20)	(23)	(20)
Other*	(5)	4	(2)
Ending balance	$45	$52	$44

* Other amounts are primarily the effects of changes in currency translation, allowance for returns and credits, and acquisitions.

Inventory Valuations

Inventories are valued at the lower of cost or market. U.S. chemical inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 22% of consolidated inventories as of December 31, 2010 and 2009. All other inventory costs are determined on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense the company's cleaning and sanitizing products and dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred.

Depreciation is charged to operations using the straight-line method over the assets' estimated useful lives ranging from 5 to 40 years for buildings and leasehold improvements, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software. Total depreciation expense was $306 million, $290 million and $286 million for 2010, 2009 and 2008, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, trademarks, patents, customer lists and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 13 years as of December 31, 2010 and 2009.

The weighted-average useful life by type of asset at December 31, 2010 is as follows:

NUMBER OF YEARS	
Customer relationships	12
Trademarks	19
Patents	13
Other technology	10

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. The company evaluates the remaining useful life of its intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a reduction to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is reduced, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Total amortization expense related to other intangible assets during the last three years and future estimated amortization is as follows:

MILLIONS	
2008	$48
2009	42
2010	41
2011	42
2012	40
2013	38
2014	29
2015	25

The company tests goodwill for impairment on an annual basis during the second quarter. The company's reporting units are its operating segments. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between the annual tests. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company's testing, there has been no impairment of goodwill during the three years ended December 31, 2010. There has been no impairment of goodwill since the adoption of FASB guidance for goodwill and other intangibles on January 1, 2002.

During the second quarter ended June 30, 2010, the company completed its annual test for goodwill impairment. The company determined GCS Service required an updated fair value calculation due to soft sales and continued operating losses. The company uses both a discounted cash flow analysis and market valuations, including similar company market multiples and comparable transactions, to assess fair value. The estimated fair value of the GCS Service business is based on a probability weighted-average of these various measures. Based on this analysis, it was determined that the fair value of GCS Service reporting unit would have to decline by approximately 30% to indicate the potential for an impairment of their goodwill. Therefore, the company believes that the estimated fair value of the GCS Service reporting unit substantially exceeds its carrying value and no adjustment to the $43 million carrying value of goodwill is necessary. The key assumptions utilized in determining fair value are revenue growth rates, operating margins and factors that impact the company's weighted-average cost of capital, including interest rates. Of these factors, the fair value estimate is most sensitive to changes in revenue growth rates which could be adversely impacted by continued difficult economic conditions, uncertainty in the U.S. foodservice markets and the timing of adding new customers. GCS Service is included in the company's U.S. Other Services reportable segment.

The changes in the carrying amount of goodwill for each of the company's reportable segments are as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INT'L	TOTAL
December 31, 2008	$ 443.6	$ 50.5	$ 494.1	$773.6	$ 1,267.7
Business acquisitions[1]	3.2		3.2	2.0	5.2
Business disposals				(0.2)	(0.2)
Foreign currency translation				141.4	141.4
December 31, 2009	446.8	50.5	497.3	916.8	1,414.1
Business acquisitions[1]	7.6		7.6	0.7	8.3
Business disposals				(2.6)	(2.6)
Foreign currency translation				(90.5)	(90.5)
December 31, 2010	$ 454.4	$ 50.5	$ 504.9	$824.4	$ 1,329.3

[1] For 2010 and 2009, goodwill acquired is not expected to be tax deductible.

Long-Lived Assets

The company periodically reviews its long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

Revenue Recognition

The company recognizes revenue as services are performed or on product sales at the time title to the product and risk of loss transfers to the customer. The company's sales policies do not provide for general rights of return. Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.

Earnings Per Common Share

The computations of the basic and diluted earnings attributable to Ecolab per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	2010	2009	2008
Net income attributable to Ecolab	$ 530.3	$ 417.3	$ 448.1
Weighted-average common shares outstanding			
Basic	233.4	236.7	245.4
Effect of dilutive stock options, units and awards	4.2	3.2	3.9
Diluted	237.6	239.9	249.3
Earnings attributable to Ecolab per common share			
Basic	$ 2.27	$ 1.76	$ 1.83
Diluted	$ 2.23	$ 1.74	$ 1.80
Anti-dilutive securities excluded from the computation of earnings per share	6.2	11.4	5.6

Share-Based Compensation

The company measures compensation expense for share-based awards at fair value at the date of grant and recognizes compensation expense over the service period for awards expected to vest. Grants to retirement eligible recipients (age 55 with required years of service) are attributed to expense using the non-substantive vesting method and are fully expensed over a six month period following the date of grant. In addition, the company includes a forfeiture estimate in the amount of compensation expense being recognized based on an estimate of the number of outstanding awards expected to vest.

Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized gains and losses on securities, unrecognized actuarial gains and losses on pension and postretirement liabilities, gains and losses on derivative instruments designated and effective as cash flow hedges and nonderivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive loss account in shareholders' equity.

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature.

All of the company's derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged. See Note 8 for additional information on the company's hedging activities.

New Accounting Pronouncements

There were no new accounting pronouncements that were issued or became effective that have had or are expected to have a material impact on the company's consolidated financial statements.

3. SPECIAL GAINS AND CHARGES

Special gains and charges reported on the Consolidated Statement of Income included the following items:

MILLIONS	2010	2009	2008
Cost of sales			
Restructuring charges	$ -	$ 12.6	$ -
Special gains and charges			
Restructuring charges	-	59.9	-
Venezuela currency devaluation	4.2	-	-
Business structure and optimization	10.9	2.8	25.6
Business write-downs and closures	(1.4)	2.4	19.1
Gain on sale of plant	-	-	(24.0)
Gain on sale of businesses	-	-	(1.7)
Gain on sale of investment	(5.9)	-	-
Other items	(0.3)	2.0	6.9
Total	7.5	67.1	25.9
Total special gains and charges	$ 7.5	$ 79.7	$ 25.9

For segment reporting purposes, special gains and charges have been included in the company's corporate segment, which is consistent with the company's internal management reporting.

Special gains and charges in 2010 include costs to optimize the company's business structure. In the third quarter of 2010, the company sold an investment in a small U.S. business and recognized a gain on the sale. The investment was not material to the company's consolidated results of operations or financial position.

Beginning in 2010, Venezuela has been designated hyper-inflationary and as such all foreign currency fluctuations are now recorded in income. On January 8, 2010 the Venezuelan government devalued its currency, the Bolivar Fuerte. As a result of the devaluation, the company recorded a charge in the first quarter of 2010 as shown in the table above due to the remeasurement of the local balance sheet using the "official" rate of exchange for the Bolivar Fuerte.

As previously disclosed, in 2009, the company completed restructuring and other cost-saving actions in order to streamline operations and improve efficiency and effectiveness. The restructuring plan included a reduction of the company's global workforce and the reduction of plant and distribution center locations during 2009. As a result of these actions, the company recorded restructuring charges of $72.5 million ($52.0 million after tax) during 2009. The restructuring plan was finalized and all actions, except for certain cash payments, were completed during 2009.

The 2009 restructuring charges and subsequent reductions to the related liability accounts include the following:

MILLIONS	EMPLOYEE TERMINATION COSTS	DISPOSALS	OTHER	TOTAL
Twelve months ended December 31, 2009				
Recorded expense and accrual	$ 65.3	$ 3.2	$ 4.0	$ 72.5
Cash payments	(48.9)		(1.2)	(50.1)
Non-cash charges		(3.2)	(1.4)	(4.6)
Currency translation	2.2			2.2
Restructuring liability, December 31, 2009	18.6	-	1.4	20.0
Twelve months ended December 31, 2010				
Cash payments	(15.6)		(1.0)	(16.6)
Currency translation	(0.6)			(0.6)
Restructuring liability, December 31, 2010	$ 2.4	$ -	$ 0.4	$ 2.8

Restructuring charges on the Consolidated Statement of Income have been included both as a component of cost of sales and as a component of special gains and charges. Amounts included as a component of cost of sales include asset write-downs and manufacturing related severance. Restructuring liabilities have been classified as a component of other current liabilities on the Consolidated Balance Sheet.

Employee termination costs include personnel reduction related costs for severance, benefits and outplacement services. Asset disposals include inventory and intangible asset write-downs related to the discontinuance of product lines which are not consistent with the company's long-term strategies. Other charges include one-time curtailment and settlement charges related to the company's International pension plans and U.S. postretirement health care benefits plan, and lease terminations.

Special gains and charges in 2008 include a charge of $19.1 million recorded in the fourth quarter, for the write-down of investments in an energy management business and the closure of two small non-strategic healthcare businesses, as well as costs to optimize the company's business structure, including costs related to establishing the new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the U.K. recorded in the first quarter.

4. RELATED PARTY TRANSACTIONS

Henkel AG & Co. KGaA ("Henkel") beneficially owned 72.7 million Ecolab common shares, or approximately 29.4%, of the company's outstanding common shares on December 31, 2007. In November 2008, Henkel completed the sale of all 72.7 million shares held and is no longer a related party. As part of the sale transaction, the company repurchased 11.3 million shares directly from Henkel for $300 million.

The company and its affiliates sold products and services in the aggregate amount of $8 million in 2008 to Henkel or its affiliates. The company purchased products and services in the amount of $73 million in 2008, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm's length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

Significant business acquisitions made by the company were as follows:

BUSINESS/ASSETS ACQUIRED	DATE OF ACQUISITION	SEGMENT	ESTIMATED ANNUAL SALES PRE-ACQUISITION (MILLIONS) (UNAUDITED)
2010			
Dober laundry division	September	U.S. C&S (Textile Care)	$ 37
2009			
ISS	October	International (EMEA)	6
Stackhouse	February	U.S. C&S (Healthcare)	4
2008			
Ecovation, Inc.	February	U.S. C&S (Food & Beverage)	50
Novartis-Ireland dairy hygiene business	January	International (EMEA)	3

In November 2010, the company announced it has agreed to purchase the assets of O.R. Solutions, Inc., a privately-held developer and marketer of surgical fluid warming and cooling systems in the U.S. Annual sales of the business to be acquired are approximately $55 million. The purchase price is approximately $260 million. As of the date of this report, the transaction has not yet been completed. Completion of the transaction is subject to receipt of regulatory clearance and satisfaction of other customary closing conditions.

In December 2010, subsequent to the company's 2010 year end for international operations, the company completed the purchase of selected assets of the Cleantec business of Campbell Brothers Ltd. in Australia. Cleantec is a developer, manufacturer and marketer of cleaning and hygiene products principally within the Australian food and beverage processing, food service, hospitality and commercial laundry markets. Annual sales of the business acquired are approximately $55 million.

In September 2010, the company acquired the commercial laundry division of Dober Chemical Corp. The acquisition strengthens the company's U.S. and Canada Textile Care business by adding customer relationships and business scale, as well as important customer technology.

In February 2008, the company acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. The company recorded a $21 million contingent liability related to the acquisition and deposited $21 million into an escrow account at the time of closing. In 2010, final payment on the acquisition was settled and $4 million was paid to the seller and the remaining $17 million was returned to the company.

The business acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Acquisitions in 2010, 2009 and 2008 were not material to the company's consolidated financial statements; therefore pro forma financial information is not presented. The aggregate purchase price of acquisitions and investments in affiliates has been reduced for any cash or cash equivalents acquired with the acquisitions.

Based upon purchase price allocations, the components of the aggregate cash paid for acquisitions and investment in affiliates are shown in the table below.

MILLIONS	2010	2009	2008
Net tangible assets acquired (liabilities assumed)	$ 17	$ (1)	$ 15
Identifiable intangible assets			
Customer relationships	11	3	11
Patents	-	1	26
Trademarks	1	1	16
Other intangibles	6	5	10
Total	18	10	63
Goodwill	8	5	126
Net cash paid for acquistions	$ 43	$ 14	$ 204

In August 2010, the company sold an investment in a small U.S. business and realized a gain of $5.9 million. The gain was reported in special gains and charges.

The company had no significant business dispositions in 2009 or 2008.

6. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2010	2009
Accounts receivable, net		
Accounts receivable	$ 1,044.5	$1,068.5
Allowance for doubtful accounts	(44.9)	(52.4)
Total	$ 999.6	$ 1,016.1
Inventories		
Finished goods	$ 254.2	$ 293.4
Raw materials and parts	216.1	222.9
Inventories at FIFO cost	470.3	516.3
Excess of FIFO cost over LIFO cost	(22.7)	(22.9)
Total	$ 447.6	$ 493.4
Property, plant and equipment, net		
Land	$ 28.4	$ 28.8
Buildings and improvements	279.9	281.0
Leasehold improvements	75.9	69.5
Machinery and equipment	699.1	718.0
Merchandising equipment	1,419.2	1,424.2
Capitalized software	321.2	236.6
Construction in progress	48.9	108.4
	2,872.6	2,866.5
Accumulated depreciation	(1,724.3)	(1,690.3)
Total	$ 1,148.3	$ 1,176.2
Other intangible assets, net		
Cost		
Customer relationships	$ 276.0	$ 296.0
Trademarks	111.3	115.7
Patents	79.0	74.8
Customer lists	5.6	5.6
Other	73.3	68.6
	545.2	560.7
Accumulated amortization		
Customer relationships	(159.5)	(157.7)
Trademarks	(41.0)	(39.4)
Patents	(28.2)	(22.5)
Customer lists	(5.5)	(5.5)
Other	(28.5)	(23.1)
Total	$ 282.5	$ 312.5
Other assets		
Deferred income taxes	$ 112.0	$ 139.6
Pension	1.5	9.8
Other	128.7	154.5
Total	$ 242.2	$ 303.9

DECEMBER 31 (MILLIONS)	2010	2009
Short-term debt		
Commercial paper	$ -	$ 74.4
Notes payable	32.4	16.2
Long-term debt, current maturities	156.8	7.9
Total	$ 189.2	$ 98.5
Other current liabilities		
Discounts and rebates	$ 220.7	$ 218.5
Dividends payable	40.7	36.8
Interest payable	9.3	9.6
Taxes payable, other than income	49.2	57.8
Foreign exchange contracts	5.1	5.7
Restructuring	2.8	20.0
Other	113.7	118.5
Total	$ 441.5	$ 466.9
Long-term debt		
4.875% senior notes, due 2015	$ 248.8	$ 248.5
4.355% series A senior notes, due 2013	162.3	187.6
4.585% series B senior notes, due 2016	227.2	262.6
6.875% notes, due 2011	150.0	149.9
Capital lease obligations	17.5	18.1
Other	7.4	10.0
	813.2	876.7
Long-term debt, current maturities	(156.8)	(7.9)
Total	$ 656.4	$ 868.8
Other liabilities		
Deferred income taxes	$ 65.3	$ 86.7
Income taxes payable - noncurrent	38.1	82.7
Other	88.8	119.2
Total	$ 192.2	$ 288.6
Accumulated other comprehensive loss		
Unrealized gain (loss) on derivative financial instruments, net of tax	$ (3.3)	$ (3.7)
Unrecognized pension and postretirement benefit expense, net of tax	(387.4)	(426.1)
Cumulative translation, net of tax	118.8	196.9
Total	$ (271.9)	$ (232.9)

The company has a $600 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2012. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under this agreement at year-end 2010 and 2009.

The multicurrency credit agreement supports the company's $600 million U.S. commercial paper program and its $200 million European commercial paper program. Total combined borrowing under both programs may not exceed $600 million. The company had no outstanding U.S. commercial paper at December 31, 2010. The company had $74 million in outstanding U.S. commercial paper at December 31, 2009, with an average annual interest rate of 0.1%. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2010 or 2009. Both programs were rated A-1 by Standard & Poor's and P-1 by Moody's as of December 31, 2010.

As of December 31, 2010 and 2009 the company had current notes payable of $32.4 million and $16.2 million, respectively. The weighted-average interest rate on notes payable was 6.0% in 2010 and 9.5% in 2009.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, the company will offer to prepay all of the notes at 101% of the principal outstanding plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

The company also has outstanding euro 300 million ($389 million as of December 31, 2010) aggregate principal amount of the company's senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, pursuant to a Note Purchase Agreement dated July 26, 2006.

As of December 31, 2010, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS	
2011	$ 157
2012	7
2013	166
2014	4
2015	252

In February 2011, the company repaid its $150 million 6.875% notes when they became due. These notes are included in the 2011 amount in the table above.

7. INTEREST

MILLIONS	2010	2009	2008
Interest expense	$ 65.6	$ 67.5	$ 70.8
Interest income	(6.5)	(6.3)	(9.2)
Interest expense, net	$ 59.1	$ 61.2	$ 61.6

8. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

Fair Value of Financial Instruments

The company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, commercial paper, notes payable, foreign currency forward contracts and long-term debt.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, commercial paper and notes payable, approximate fair value because of their short maturities. The carrying amount of foreign exchange contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date (level 2 – significant other observable inputs). The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the company were:

DECEMBER 31 (MILLIONS)	2010		2009	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Long-term debt (including current maturities)	$ 813.2	$ 850.6	$ 876.7	$ 908.7

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments. The company has concluded that it does not have any amounts of financial assets and liabilities measured using the company's own assumptions of fair market value (level 3 – unobservable inputs).

Derivative Instruments and Hedging

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks associated with foreign currency exchange rates, interest rates and net investments in foreign operations. The company records all derivatives as assets and liabilities on the balance sheet at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. The effective portion of changes in fair value of hedges is initially recognized in accumulated other comprehensive income ("AOCI") on the Consolidated Balance Sheet. Amounts recorded in AOCI are reclassified into earnings in the same period or periods during which the hedged transactions affect earnings. The company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The company does not hold derivative financial instruments of a speculative nature. The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Derivatives Designated as Cash Flow Hedges

The company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, including: sales, inventory purchases, and intercompany royalty and management fee payments. These forward contracts are designated as cash flow hedges. The effective portions of the changes in fair value of these contracts are recorded in AOCI until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the Consolidated Statement of Income as the underlying exposure being hedged. All hedged transactions are forecasted to occur within the next twelve months.

The company occasionally enters into interest rate swap contracts to manage interest rate exposures. In 2006 the company entered into and subsequently closed two forward starting swap contracts related to the issuance of its senior euro notes. The settlement payment was recorded in AOCI and is recognized in earnings as part of interest expense over the remaining life of the notes as the forecasted interest transactions occur.

Derivatives Not Designated as Hedging Instruments

The company also uses foreign currency forward contracts to offset its exposure to the change in value of certain foreign currency denominated assets and liabilities, primarily receivables and payables. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

The following table summarizes the fair value of the company's outstanding derivatives as of December 31. The amounts are included in other current assets and other current liabilities on the company's balance sheet.

MILLIONS	ASSET DERIVATIVES 2010	ASSET DERIVATIVES 2009	LIABILITY DERIVATIVES 2010	LIABILITY DERIVATIVES 2009
Derivatives designated as hedging instruments:				
Foreign currency forward contracts	$ 0.5	$ 0.9	$ 3.2	$ 4.1
Derivatives not designated as hedging instruments:				
Foreign currency forward contracts	1.3	2.3	1.9	1.6
Total	$ 1.8	$ 3.2	$ 5.1	$ 5.7

The company had foreign currency forward exchange contracts with notional values that totaled $433 million at December 31, 2010, and $356 million at December 31, 2009.

The impact on AOCI and earnings from derivative contracts that qualified as cash flow hedges was as follows:

MILLIONS	LOCATION	2010	2009
Unrealized gain (loss) recognized into AOCI (effective portion)			
Foreign currency forward contracts	AOCI (equity)	$ (2.5)	$ (6.9)
Gain (loss) recognized in income (effective portion)			
Foreign currency forward contracts	Sales	-	0.8
	Cost of sales	(4.1)	5.4
	SG&A	0.5	2.8
		(3.6)	9.0
Interest rate swap contract	Interest expense, net	(0.4)	(0.4)
	Total	$ (4.0)	$ 8.6
Gain (loss) recognized in income (ineffective portion)			
Foreign currency forward contracts	Interest expense, net	$ (1.2)	$ (1.3)

The impact on earnings from derivative contracts that are not designated as hedging instruments was as follows:

MILLIONS	LOCATION	2010	2009
Gain (loss) recognized in income			
Foreign currency forward contracts	SG&A	$ (5.4)	$ 1.6
	Interest expense, net	(5.5)	(7.0)
	Total	$ (10.9)	$ (5.4)

The amounts recognized in SG&A above offset the earnings impact of the related foreign currency denominated assets and liabilities. The amounts recognized in interest expense above represent the component of the hedging gains (losses) attributable to the difference between the spot and forward rates of the hedges as a result of interest rate differentials.

Net Investment Hedge

The company designates its euro 300 million ($389 million as of December 31, 2010) senior notes and related accrued interest as a hedge of existing foreign currency exposures related to net investments the company has in certain Euro functional subsidiaries. Accordingly, the transaction gains and losses on the euronotes, which are designated and effective as hedges of the company's net investments, have been included as a component of the cumulative translation adjustment account. Total transaction gains and losses related to the euronotes charged to shareholders' equity were as follows:

MILLIONS	2010	2009
Transaction gains (losses), net of tax	$ 37.6	$ (43.9)

9. SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2010, 2009 and 2008. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.64 for 2010, $0.575 for 2009 and $0.53 for 2008.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated as of December 31, 2010.

Under the company's shareholder rights plan, one preferred stock purchase right is issued for each outstanding share of the company's common stock. A right entitles the holder, upon occurrence of certain events, to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135, subject to adjustment. The rights, however, do not become exercisable unless and until, among other things, any person or group acquires 15% or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10% or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 10, 2016.

The company reacquired 7,366,001 shares, 1,225,078 shares and 12,111,836 shares of its common stock in 2010, 2009 and 2008, respectively, through open and private market purchases. The 2008 reacquired shares include 11,346,098 shares purchased from Henkel as discussed in Note 4. The company also reacquired 242,161 shares, 316,150 shares and 62,505 shares of its common stock in 2010, 2009 and 2008, respectively, related to the exercise of stock options and the vesting of stock awards. In February 2010, the company's Board of Directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of share-based compensation and for general corporate purposes. As of December 31, 2010, 5,354,783 shares remained to be purchased under the company's repurchase authority. The company intends to repurchase all shares under this authorization, for which no expiration dates have been established, in open market or privately negotiated transactions, subject to market conditions.

10. STOCK INCENTIVE AND OPTION PLANS

The company's stock incentive and option plans provide for grants of stock options, restricted stock awards and restricted stock unit awards. Common shares available for grant as of December 31 were 11,608,387 for 2010, 2,376,663 for 2009 and 4,746,982 for 2008. Common shares available for grant reflect 12 million shares approved by shareholders in 2010 for issuance under the plans.

Prior to 2009, almost all awards granted were non-qualified stock options. Options are granted to purchase shares of the company's stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company recognizes compensation expense for these awards on a straight-line basis over the three year vesting period. Stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method. Beginning in 2009, the company changed its annual long-term incentive share-based compensation program from 100% stock options to a new program where the value of awards granted is made up of 50% stock options and 50% performance-based restricted stock unit ("PBRSU") awards.

A summary of stock option activity and average exercise prices is as follows:

SHARES	2010	2009	2008
Granted	1,783,293	1,969,241	3,938,035
Exercised	(3,813,865)	(2,061,771)	(1,535,554)
Canceled	(243,607)	(340,391)	(196,165)
December 31:			
Outstanding	19,988,025	22,262,204	22,695,125
Exercisable	16,091,416	17,315,445	16,314,069

AVERAGE PRICE PER SHARE	2010	2009	2008
Granted	$ 48.03	$ 45.03	$ 36.35
Exercised	28.46	24.95	25.33
Canceled	43.86	41.68	45.24
December 31:			
Outstanding	38.66	36.22	34.51
Exercisable	37.42	34.73	32.04

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2010, 2009 and 2008 was $76 million, $35 million and $34 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2010, is as follows:

OPTIONS OUTSTANDING

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 17.75-27.39	3,017,398	2.3 years	$25.60
29.29-34.08	2,666,385	4.7 years	33.74
34.26-35.26	2,197,535	3.9 years	34.50
35.63-36.67	3,273,129	7.9 years	35.63
37.91-45.58	2,931,204	5.6 years	44.61
45.67-48.06	3,333,027	9.2 years	46.92
48.35-51.52	2,569,347	6.5 years	49.49
	19,988,025	5.9 years	38.66

OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICES	OPTIONS EXERCISABLE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 17.75-27.39	3,017,398	2.3 years	$25.60
29.29-34.08	2,653,851	4.7 years	33.75
34.26-35.26	2,197,535	3.9 years	34.50
35.63-36.67	2,190,293	7.9 years	35.63
37.91-45.58	2,765,216	5.5 years	44.64
45.67-48.06	697,776	7.9 years	45.89
48.35-51.52	2,569,347	6.5 years	49.49
	16,091,416	5.2 years	37.42

The total aggregate intrinsic value of in-the-money options outstanding as of December 31, 2010 was $239 million. The total aggregate intrinsic value of in-the-money options exercisable as of December 31, 2010 was $213 million.

The lattice (binomial) option-pricing model is used to estimate the fair value of options at grant date. The company's primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2010	2009	2008
Weighted-average grant-date fair value of options granted at market prices	$ 10.11	$ 9.59	$ 7.75
Assumptions			
Risk-free rate of return	2.0%	2.2%	1.9%
Expected life	6 years	5 years	6 years
Expected volatility	23.1%	23.3%	23.5%
Expected dividend yield	1.4%	1.4%	1.5%

The risk-free rate of return is determined based on a yield curve of U.S. treasury rates from one month to ten years and a period commensurate with the expected life of the options granted. Expected volatility is established based on historical volatility of the company's stock price. The expected dividend yield is determined based on the company's annual dividend amount as a percentage of the average stock price at the time of the grant.

The expense associated with PBRSU awards is based on the average of the high and low share price of the company's common stock on the date of grant, adjusted for the absence of future dividends. The awards vest based on the company achieving a defined performance target and with continued service for a three year period. Upon vesting, the company will issue shares of its common stock such that one award unit equals one share of common stock. The company assesses the probability of achieving the performance target and recognizes expense over the three year vesting period when it is probable the performance target will be met. PBRSU awards granted to retirement eligible recipients are attributed to expense using the non-substantive vesting method. The awards are generally subject to forfeiture in the event of termination of employment.

The expense associated with shares of non-performance based restricted stock and stock units issued under the company's stock incentive plans is based on the average of the high and low share price of the company's common stock on the date of grant, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 60 months. Restricted stock awards are generally subject to forfeiture in the event of termination of employment.

A summary of non-vested stock option, PBRSU awards and restricted stock activity is as follows:

NON-VESTED AWARDS

	STOCK OPTIONS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE	PBRSU AWARDS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE	RE-STRICTED STOCK AND STOCK UNITS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE
December 31, 2009	4,946,759	$ 9.54	434,640	$ 43.63	93,308	$ 43.05
Granted	1,783,293	10.11	423,890	45.76	110,565	44.79
Vested/Earned	(2,680,325)	9.71	-	-	(33,692)	46.39
Cancelled	(153,118)	9.53	(12,900)	43.63	(3,010)	42.09
December 31, 2010	3,896,609	$ 9.68	845,630	$ 44.70	167,171	$ 43.54

Total compensation expense related to share-based compensation plans was $29 million ($19 million net of tax benefit), $37 million ($24 million net of tax benefit) and $34 million ($22 million net of tax benefit) for 2010, 2009 and 2008, respectively.

As of December 31, 2010, there was $62 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under all of the company's plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a share repurchase program and generally repurchases shares on the open market to help offset the dilutive effect of share-based compensation.

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	2010	2009	2008
Domestic	$ 497.5	$ 452.7	$ 402.8
Foreign	250.2	167.4	248.4
Total	$ 747.7	$ 620.1	$ 651.2

The provision for income taxes consisted of:

MILLIONS	2010	2009	2008
Federal and state	$ 173.5	$ 56.3	$ 59.1
Foreign	74.2	57.0	63.1
Total current	247.7	113.3	122.2
Federal and state	(26.3)	93.2	79.1
Foreign	(4.8)	(5.1)	1.5
Total deferred	(31.1)	88.1	80.6
Provision for income taxes	$ 216.6	$ 201.4	$ 202.8

As of December 31, 2010, the company has federal net operating loss carryforwards of approximately $4 million which will be available to offset future taxable income. These carryforwards are expected to be used by 2018. The company also has various state net operating loss carryforwards that expire from 2011 to 2029. The company has recorded a valuation allowance on the portions of the state net operating loss carryforwards not expected to be utilized. As of December 31, 2010, the company has an unrealized capital loss of $9 million related to an investment impairment. The company has recorded a valuation allowance on the unrealized capital loss because it is more likely than not that it will not be realized.

The company's overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	2010	2009
Deferred tax assets		
Other accrued liabilities	$ 56.5	$ 62.4
Loss carryforwards	26.1	20.1
Share-based compensation	64.0	65.2
Pension and other comprehensive income	155.5	196.7
Foreign tax credits	22.4	5.1
Other, net	46.1	40.5
Valuation allowance	(11.2)	(14.9)
Total	359.4	375.1
Deferred tax liabilities		
Property, plant and equipment basis differences	106.3	91.6
Intangible assets	132.2	148.9
Other, net	0.6	4.3
Total	239.1	244.8
Net deferred tax assets	$ 120.3	$130.3

A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate is as follows:

	2010	2009	2008
Statutory U.S. rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.9	2.4	2.3
Foreign operations	(4.5)	(2.7)	(4.1)
Domestic manufacturing deduction	(2.0)	(1.1)	(1.5)
Audit settlements and refunds	(1.3)		
Non-taxable sale of plant and business			(1.5)
U.S.-German tax treaty ratification			(0.8)
Valuation allowance on investment impairment			0.9
Other, net	(0.1)	(1.1)	0.8
Effective income tax rate	29.0%	32.5%	31.1%

As of December 31, 2010, the company had undistributed earnings of international affiliates of approximately $1.0 billion. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) has completed examinations of the company's U.S. federal income tax returns through 2006. There are specific positions within the 1999 through 2001 examinations that are still open with the IRS. The U.S. income tax returns for the years 2007 and 2008 are currently under audit. It is reasonably possible for the specific open positions within the 1999 through 2001 examinations to be settled in the next twelve months. The company believes potential settlements could result in a decrease in the company's gross liability for unrecognized tax benefits of up to $33 million during the next twelve months. Decreases in the company's gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above.

During 2010, the company recognized a net discrete tax benefit of $8.0 million. The net discrete tax benefit in 2010 primarily included recognizing favorable settlements related to the company's 2002 through 2004 U.S. Federal IRS appeals case, a favorable settlement of an income tax audit in Germany for the years 2003 through 2006 and adjustments related to prior year tax reserves. These benefits were partially offset by a $5 million charge due to the passage of the U.S. Patient Protection and Affordable Care Law which changes the tax deductibility related to federal subsidies and resulted in a reduction of the value of the company's deferred tax assets related to the subsidies, as well as the negative impact of international tax costs from optimizing the company's business structure.

During 2009, the company recognized discrete tax charges of $4.5 million related to optimizing its business structure.

During 2008, the company recognized a discrete $5.2 million reduction in income tax expense resulting from a new tax treaty between the U.S. and Germany that went into effect after ratification by the U.S. Senate. As a result of the treaty ratification, the company has greater assurance of favorable resolution on potential disputes between these two countries.

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

MILLIONS	2010	2009	2008
Balance at beginning of year	$ 116.7	$ 110.6	$ 98.6
Additions based on tax positions related to the current year	10.4	16.0	10.9
Additions for tax positions of prior years	0.2	6.0	9.9
Reductions for tax positions of prior years	(9.1)	(5.2)	(4.7)
Reductions for tax positions due to statute of limitations	(6.8)	(8.7)	(0.9)
Settlements	(44.6)	(5.4)	(0.3)
Foreign currency translation	(0.6)	3.4	(2.9)
Balance at end of year	$ 66.2	$ 116.7	$ 110.6

Included in the gross liability for unrecognized tax benefits balance at December 31, 2010 is $54 million of tax positions that, depending on the ultimate resolution, could impact the annual effective tax rate in future periods.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company's provision for income taxes. During the year ended December 31, 2010 the company accrued approximately $2 million in interest. The company had approximately $4 million and $12 million of interest and penalties accrued at December 31, 2010 and 2009, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, vehicles and other equipment under operating leases. Rental expense under all operating leases was $121 million in 2010 and 2009 and $124 million in 2008. As of December 31, 2010, future minimum payments under operating leases with non-cancelable terms in excess of one year were:

MILLIONS	
2011	$ 67
2012	49
2013	30
2014	20
2015	15
Thereafter	25
Total	$ 206

The company enters into operating leases for vehicles whose non-cancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $36 million in 2011. These vehicle leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $88 million in 2010 and $86 million in both 2009 and 2008.

14. COMMITMENTS AND CONTINGENCIES

The company is subject to various claims and contingencies related to, among other things, workers compensation, general liability, automobile claims, health care claims, lawsuits, environmental matters and income taxes. The company also has contractual obligations including lease commitments.

The company records liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

Insurance: The company has high deductible insurance policies in the U.S. for workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. The company is self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis. Outside of the U.S., the company is fully insured for losses, subject to annual deductibles.

Litigation: The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include from time to time antitrust, patent infringement, product liability and wage hour lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company's results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charges related to suits and legal claims, if any, would not have a material adverse effect on the company's consolidated financial position.

The company is a defendant in two wage hour lawsuits claiming violations of the Fair Labor Standards Act or a similar state law. One of the suits seeks certification of a national class and the other certification of a state class of certain Institutional division associates. Neither of the suits has been certified for class-action status. The suits are still in their initial phases.

Environmental matters: The company is currently participating in environmental assessments and remediation at twenty locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. The company's reserve for environmental remediation costs was approximately $3 million and $4 million at December 31, 2010 and 2009, respectively. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities.

Lease commitments: Information on the company's lease commitments and future minimum rental commitments under non-cancelable operating leases are disclosed in Note 12.

Taxes: The company is subject to ongoing tax audits in tax jurisdictions around the world. See Note 11 for further information on the company's income taxes.

15. RETIREMENT PLANS

Pension and Postretirement Health Care Benefits Plans

The company has a non-contributory qualified defined benefit pension plan covering most of its U.S. employees. The company also has U.S. non-contributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The non-qualified plans are not funded and the recorded benefit obligation for the non-qualified plans was $75 million and $74 million at December 31, 2010 and 2009, respectively. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. International plans are funded based on local country requirements. Some of the company's international plans are not required to be fully funded. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company's international affiliates.

The company provides postretirement health care benefits to certain U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement healthcare plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement health care benefits is not significant.

The following table sets forth financial information related to the company's pension and postretirement health care plans:

MILLIONS	U.S. PENSION[a] 2010	U.S. PENSION[a] 2009	INTERNATIONAL PENSION 2010	INTERNATIONAL PENSION 2009	U.S. POSTRETIREMENT HEALTH CARE 2010	U.S. POSTRETIREMENT HEALTH CARE 2009
Accumulated Benefit Obligation, end of year	$ 1,023.4	$ 905.8	$ 537.4	$ 524.8	$ 159.4	$ 154.6
Projected Benefit Obligation						
Projected benefit obligation, beginning of year	1,092.7	963.1	563.4	373.1	154.6	157.0
Service cost	50.6	47.2	18.9	14.9	2.0	2.0
Interest	62.6	59.0	26.7	24.6	8.8	9.5
Participant contributions			3.2	3.0	3.5	3.4
Medicare subsidies received					0.7	0.6
Curtailments and settlements	(0.6)		(0.1)	(0.6)		1.4
Plan amendments	(39.8)			1.6		
Actuarial loss (gain)	23.1	54.6	34.1	103.0	2.8	(2.7)
Benefits paid	(33.9)	(31.2)	(18.0)	(23.2)	(13.0)	(16.6)
Foreign currency translation			(48.8)	67.0		
Projected benefit obligation, end of year	1,154.7	1,092.7	579.4	563.4	159.4	154.6
Plan Assets						
Fair value of plan assets, beginning of year	898.8	572.7	299.4	225.2	12.7	18.2
Actual returns on plan assets	120.8	127.8	24.9	33.2	2.4	2.4
Company contributions	3.2	229.5	27.4	26.8	16.0	7.4
Participant contributions			3.2	3.0	1.5	1.3
Settlements				(0.6)		
Benefits paid	(33.9)	(31.2)	(18.0)	(23.2)	(13.0)	(16.6)
Foreign currency translation			(18.4)	35.0		
Fair value of plan assets, end of year	988.9	898.8	318.5	299.4	19.6	12.7
Funded Status, end of year	(165.8)	(193.9)	(260.9)	(264.0)	(139.8)	(141.9)
Amounts recognized in Consolidated Balance Sheet:						
Other assets			1.5	9.8		
Other current liabilities	(4.3)	(6.7)	(7.4)	(8.5)	(1.8)	(1.8)
Post retirement healthcare and pension benefits	(161.5)	(187.2)	(255.0)	(265.3)	(138.0)	(140.1)
Net liability	(165.8)	(193.9)	(260.9)	(264.0)	(139.8)	(141.9)
Amounts recognized in Accumulated Other Comprehensive Loss:						
Unrecognized net actuarial loss	499.9	532.8	134.6	121.1	18.1	22.9
Unrecognized net prior service costs (benefits)	(38.0)	2.6	1.2	1.6	0.3	(0.1)
Tax benefit	(179.3)	(207.5)	(41.3)	(37.4)	(8.1)	(9.9)
Accumulated other comprehensive loss, net of tax	282.6	327.9	94.5	85.3	10.3	12.9
Change in Accumulated Other Comprehensive Loss:						
Amortization of net actuarial loss	(24.7)	(15.9)	(4.0)	(2.1)	(0.2)	(4.3)
Amortization of prior service benefits (costs)	(0.5)	(0.5)	(0.4)	(0.3)	0.4	6.5
Current period net actuarial loss (gain)	(7.6)	2.3	26.4	86.2	(4.6)	(3.8)
Current period prior service costs	(39.8)			1.6		
Curtailment	(0.9)					
Tax expense (benefit)	28.2	5.4	(7.7)	(30.4)	1.8	3.1
Foreign currency translation			(5.1)	13.6		
Other comprehensive loss (income)	(45.3)	(8.7)	9.2	68.6	(2.6)	1.5

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive loss expected to be reclassified to net period cost during 2011 are as follows:

MILLIONS	U.S. PENSION[a]	INTERNATIONAL PENSION	U.S. POSTRETIREMENT HEALTH CARE
Net actuarial loss	$ 31.8	$ 5.3	$ 0.2
Net prior service costs/(benefits)	(4.2)	0.1	0.1
Total	$ 27.6	$ 5.4	$ 0.3

(a) Includes qualified and non-qualified plans

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	2010	2009
Aggregate projected benefit obligation	$ 526.4	$ 519.4
Accumulated benefit obligation	478.3	468.7
Fair value of plan assets	194.1	175.5

These plans include various international pension plans and the U.S. postretirement health care plan, which are funded consistent with local practices and requirements. These plans also include the U.S. non-qualified pension plan which is not funded.

Plan Assets

The fair value of plan assets is determined by using a fair value methodology that categorizes the inputs used to measure fair value. The first category is for unadjusted quoted prices in an active market (Level 1). The second category is for values measured using significant observable inputs, such as quoted prices for a similar asset or liability in an active market (Level 2). The third category is for fair value measurements based on significant unobservable inputs (Level 3).

Cash, equity securities and fixed income (Level 1): Valued at the quoted market prices of shares held by the plans at year-end in the active market on which the individual securities are traded.

Real estate and insurance contracts (Level 2): Valued based on inputs other than quoted prices that are observable for the securities.

Hedge funds and private equity (Level 3): Valued based on the net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where available.

United States

The allocation and fair value of the company's U.S. plan assets for its defined benefit pension and postretirement health care benefit plans are as follows:

ASSET CATEGORY	TARGET ASSET ALLOCATION PERCENTAGE		PERCENTAGE OF PLAN ASSETS	
DECEMBER 31 (%)	2010	2009	2010	2009
Cash			2%	10%
Equity securities:				
Large cap equity	35%	35%	43	40
Small cap equity	10	10	12	10
International equity	13	13	13	12
Fixed income:				
Core fixed income	22	22	20	19
Other:				
Real estate	5	5	3	3
Hedge funds	6	6	6	6
Private equity	5	5	1	-
Alternative investments	4	4	-	-
Total	100%	100%	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2010			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$ 19.7			$ 19.7
Equity securities:				
Large cap equity	433.0			433.0
Small cap equity	120.0			120.0
International equity	135.5			135.5
Fixed income:				
Core fixed income	205.4			205.4
Other:				
Real estate		$ 28.9		28.9
Hedge funds			$ 55.4	55.4
Private equity			10.6	10.6
Total	$ 913.6	$ 28.9	$ 66.0	$ 1,008.5

For those assets that are valued using significant unobservable inputs (level 3), the following is a rollforward of the significant activity for the year:

MILLIONS	HEDGE FUNDS	PRIVATE EQUITY
Beginning balance at December 31, 2009	$ 49.3	$ 3.1
Actual return on plan assets		
Unrealized gains	2.6	1.1
Realized losses	-	(0.2)
Purchases	3.5	6.6
Sales	-	-
Settlements	-	-
Transfers in and/or out	-	-
Ending balance at December 31, 2010	$ 55.4	$ 10.6

The company is responsible for the valuation process and seeks to obtain quoted market prices for all securities. When quoted market prices are not available, a number of methodologies are used to establish fair value estimates, including discounted cash flow models, prices from recently executed transactions of similar securities or broker/dealer quotes using market observable information to the extent possible. The company reviews the values generated by those models for reasonableness and, in some cases, further analyzes and researches values generated to ensure their accuracy, which includes reviewing other publicly available information.

The company's U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets. The company has no significant concentration of risk in its U.S. plan assets.

International

The fair value of the company's international plans and the allocation of plan assets for its defined benefit pension plans are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS	
	2010	2009
DECEMBER 31 (%)		
Cash	1%	1%
Equity securities:		
International equity	39	38
Fixed income:		
Corporate bonds	24	26
Government bonds	15	15
Total fixed income	39	41
Other:		
Real estate	4	4
Insurance contracts	17	16
Total	100%	100%

MILLIONS	FAIR VALUE AS OF DECEMBER 31, 2010			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$ 1.9			$ 1.9
Equity securities:				
International equity	123.7			123.7
Fixed income:				
Corporate bonds	77.2			77.2
Government bonds	47.3			47.3
Other:				
Real estate		$ 12.3		12.3
Insurance contracts		56.1		56.1
Total	$ 250.1	$ 68.4		$ 318.5

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no overall target asset allocation is presented. Although equity securities are all considered international for the company, some equity securities are considered domestic for the local plan. The funds are invested in a variety of equities, bonds and real estate investments and, in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return. The company has no investments that are level 3 in its international plan assets. The company has no significant concentration of risk in its international plan assets.

Net Periodic Benefit Costs

Pension and postretirement health care benefits expense for the company's operations:

	U.S. PENSION[a]			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
MILLIONS	2010	2009	2008	2010	2009	2008	2010	2009	2008
Service cost - employee benefits earned during the year	$ 50.6	$ 47.2	$ 44.7	$ 18.9	$ 14.9	$ 20.7	$ 2.0	$ 2.0	$ 2.3
Interest cost on benefit obligation	62.6	59.0	51.8	26.7	24.6	26.1	8.8	9.5	9.6
Expected return on plan assets	(90.1)	(75.5)	(70.3)	(17.0)	(16.4)	(18.8)	(1.5)	(1.4)	(2.5)
Recognition of net actuarial loss	24.7	15.9	8.9	4.0	1.6	1.1	0.2	4.3	4.7
Amortization of prior service cost (benefit)	0.5	0.5	1.3	0.4	0.3	0.4	(0.4)	(5.9)	(6.4)
Curtailment loss	0.3			0.1	0.5			0.9	
Total expense	$ 48.6	$ 47.1	$ 36.4	$ 33.1	$ 25.5	$ 29.5	$ 9.1	$ 9.4	$ 7.7

(a) Includes qualified and non-qualified plans

Plan Assumptions

	U.S. PENSION[a]			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
PERCENT	2010	2009	2008	2010	2009	2008	2010	2009	2008
Weighted-average actuarial assumptions used to determine benefit obligations as of year end:									
Discount rate	5.41%	5.84%	6.26%	4.62%	5.21%	6.39%	5.41%	5.84%	6.26%
Projected salary increase	4.32	4.32	4.32	3.40	3.38	3.23			
Weighted-average actuarial assumptions used to determine net cost:									
Discount rate	5.84	6.26	5.99	5.21	6.39	5.03	5.84	6.26	5.99
Expected return on plan assets	8.50	8.50	8.75	6.22	5.48	5.85	8.50	8.50	8.75
Projected salary increase	4.32	4.32	4.32	3.38	3.23	3.14			

(a) Includes qualified and non-qualified plans

The expected long-term rate of return used for the U.S. plans is generally based on the pension plan's asset mix. The company considers expected long-term real returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets in coming to the final rate to use. The company also considers actual historical returns.

The expected long-term rate of return used in the company's international plans is determined in each local jurisdiction and is based on the assets held in that jurisdiction, the expected rate of returns for the type of assets held and any guaranteed rate of return provided by the investment.

For postretirement benefit measurement purposes as of December 31, 2010, the annual rates of increase in the per capita cost of covered health care were assumed to be 7.5% (for pre-age 65 retirees) and 8% (for post-age 65 retirees). The rates were assumed to decrease each year until they reach 5% in 2019 for both pre-age 65 retirees and post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company's U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

MILLIONS	1-PERCENTAGE POINT INCREASE	1-PERCENTAGE POINT DECREASE
Effect on total of service and interest cost components	$ 0.5	$ (0.4)
Effect on postretirement benefit obligation	8.1	(7.0)

Amendments

In December 2010, the company amended the qualified and non-qualified U.S. pension plans to change the formula for benefit accruals in future years for certain plan participants. These amendments resulted in a decrease in the projected benefit obligation as of December 31, 2010.

Health Care Reform

In March 2010, the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act were signed into law in the U.S. These new laws impact active employees who receive health care coverage through an employer as well as retirees who have postretirement health care benefits. Many provisions of the new laws do not take effect until future years; however, accounting rules require the expected impact on the postretirement health care plan to be reflected in the current period, if material. Based on the company's analysis of the new laws, the company concluded that the new laws are not a significant event for the plan and interim remeasurement was not required. As of the December 31, 2010 measurement date, the new laws decreased our postretirement health care benefits projected benefit obligation by $0.3 million.

Cash Flows

As of year-end 2010, the company's estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company's pension and postretirement health care benefit plans are as follows:

MILLIONS	ALL PLANS	MEDICARE SUBSIDY RECEIPTS
2011	$ 72	$ 1
2012	85	1
2013	81	1
2014	87	1
2015	100	1
2016-2020	616	10

The company is in compliance with all funding requirements of its U.S. pension and postretirement health care plans. The company's funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan's actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. In January 2011, the company made a $100 million voluntary contribution to the U.S. pension plan. Certain international pension benefit plans are required to be funded in accordance with local government requirements. The company estimates that it will contribute approximately $33 million to the international pension benefit plans during 2011.

The company is not aware of any expected refunds of plan assets within the next twelve months from any of its existing U.S. or international pension or postretirement benefit plans.

Savings Plan and ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company's matching contributions are 100% vested immediately. The company's contributions amounted to $23 million in 2010, $22 million in 2009 and $23 million in 2008.

16. OPERATING SEGMENTS

The company's twelve operating segments have been aggregated into three reportable segments.

The "U.S. Cleaning & Sanitizing" reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Healthcare, Textile Care and Vehicle Care operating segments. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The "U.S. Other Services" reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments, respectively. These two operating segments are primarily fee for service businesses. Since the primary focus of these businesses is service, they have not been combined with the company's "U.S. Cleaning & Sanitizing" reportable segment. These operating segments are combined and disclosed as an "all other" category. Total service revenue for this segment was $379 million, $381 million and $395 million for 2010, 2009 and 2008, respectively.

The company's "International" reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue, at public rates, for international pest elimination was $183 million, $171 million and $186 million for 2010, 2009 and 2008, respectively.

The company evaluates the performance of its International operations based on fixed currency exchange rates. The difference between the fixed currency exchange rates and the actual currency exchange rates is reported as "foreign currency translation" in operating segment reporting. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2. The profitability of the company's operating segments is evaluated by management based on operating income.

Consistent with the company's internal management reporting, corporate operating expense for 2010, 2009 and 2008 includes $7.5 million, $67.1 million and $25.9 million, respectively, of special gains and charges included on the Consolidated Statement of Income as well as investments the company is making in business systems and the company's business structure. Corporate assets are principally cash and cash equivalents and deferred taxes.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprise 10% or more of consolidated net sales. Sales of warewashing products were approximately 19% of consolidated net sales in 2010, 2009, and 2008. Sales of laundry products were approximately 10% of consolidated net sales in 2010 and 11% in both 2009 and 2008.

Property, plant and equipment, net, of the company's U.S. and International operations were as follows:

DECEMBER 31 (MILLIONS)	2010	2009
United States	$ 628.4	$ 646.9
International	519.9	529.3
Consolidated	$ 1,148.3	$ 1,176.2

Financial information for each of the company's reportable segments is as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	FOREIGN CURRENCY TRANSLATION	CORPORATE	CONSOLIDATED
NET SALES							
2010	$ 2,721.9	$ 448.5	$ 3,170.4	$ 3,016.0	$ (96.7)		$ 6,089.7
2009	2,663.3	449.4	3,112.7	2,921.9	(134.0)		5,900.6
2008	2,660.8	469.3	3,130.1	2,895.1	112.3		6,137.5
OPERATING INCOME (LOSS)							
2010	513.9	71.4	585.3	254.7	(2.7)	$ (30.5)	806.8
2009	495.2	65.7	560.9	235.0	(10.7)	(103.9)	681.3
2008	430.2	51.8	482.0	263.4	22.5	(55.1)	712.8
DEPRECIATION & AMORTIZATION							
2010	184.3	5.4	189.7	158.2			347.9
2009	185.4	6.4	191.8	142.5			334.3
2008	182.7	6.2	188.9	145.8			334.7
CAPITAL EXPENDITURES (INCLUDING CAPITALIZED SOFTWARE)							
2010	148.7	2.5	151.2	146.5			297.7
2009	145.5	4.0	149.5	147.8			297.3
2008	188.8	4.4	193.2	201.3			394.5
TOTAL ASSETS							
2010	1,876.2	149.4	2,025.6	2,413.4		433.2	4,872.2
2009	1,915.5	152.1	2,067.6	2,656.2		297.1	5,020.9

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2010					
Net sales					
U.S. Cleaning & Sanitizing	$ 632.3	$ 689.3	$ 718.9	$ 681.4	$ 2,721.9
U.S. Other Services	104.7	114.9	117.6	111.3	448.5
International	699.6	749.6	775.5	791.3	3,016.0
Effect of foreign currency translation	(4.5)	(33.6)	(50.1)	(8.5)	(96.7)
Total	1,432.1	1,520.2	1,561.9	1,575.5	6,089.7
Cost of sales	716.7	750.0	763.4	783.7	3,013.8
Selling, general and administrative expenses	558.1	565.3	558.5	579.7	2,261.6
Special (gains) and charges	3.5	0.6	(5.1)	8.5	7.5
Operating income					
U.S. Cleaning & Sanitizing	113.4	138.6	148.6	113.3	513.9
U.S. Other Services	14.6	18.6	19.7	18.5	71.4
International	37.2	55.1	80.1	82.3	254.7
Corporate	(11.9)	(6.9)	0.4	(12.1)	(30.5)
Effect of foreign currency translation	0.5	(1.1)	(3.7)	1.6	(2.7)
Total	153.8	204.3	245.1	203.6	806.8
Interest expense, net	15.0	15.0	14.9	14.2	59.1
Income before income taxes	138.8	189.3	230.2	189.4	747.7
Provision for income taxes	43.1	59.8	55.9	57.8	216.6
Net income including noncontrolling interest	95.7	129.5	174.3	131.6	531.1
Less: Net income attributable to noncontrolling interest	0.2	0.2	0.1	0.3	0.8
Net income attributable to Ecolab	$ 95.5	$ 129.3	$ 174.2	$ 131.3	$ 530.3
Earnings attributable to Ecolab per common share					
Basic	$ 0.41	$ 0.55	$ 0.75	$ 0.57	$ 2.27
Diluted	$ 0.40	$ 0.54	$ 0.74	$ 0.56	$ 2.23
Weighted-average common shares outstanding					
Basic	235.4	233.4	232.8	232.1	233.4
Diluted	239.0	237.4	237.0	236.4	237.6
2009					
Net sales					
U.S. Cleaning & Sanitizing	$ 622.9	$ 671.1	$ 693.2	$ 676.1	$ 2,663.3
U.S. Other Services	107.1	115.3	117.6	109.4	449.4
International	683.5	716.7	755.2	766.5	2,921.9
Effect of foreign currency translation	(65.3)	(61.6)	(19.6)	12.5	(134.0)
Total	1,348.2	1,441.5	1,546.4	1,564.5	5,900.6
Cost of sales	707.9	725.1	763.9	781.1	2,978.0
Selling, general and administrative expenses	516.3	526.4	554.1	577.4	2,174.2
Special (gains) and charges	26.5	25.0	5.4	10.2	67.1
Operating income					
U.S. Cleaning & Sanitizing	102.6	126.3	141.1	125.2	495.2
U.S. Other Services	13.2	18.3	18.4	15.8	65.7
International	25.4	57.8	79.1	72.7	235.0
Corporate	(39.1)	(31.7)	(13.2)	(19.9)	(103.9)
Effect of foreign currency translation	(4.6)	(5.7)	(2.4)	2.0	(10.7)
Total	97.5	165.0	223.0	195.8	681.3
Interest expense, net	15.8	15.2	15.1	15.1	61.2
Income before income taxes	81.7	149.8	207.9	180.7	620.1
Provision for income taxes	24.0	50.3	62.7	64.4	201.4
Net income including noncontrolling interest	57.7	99.5	145.2	116.3	418.7
Less: Net income (loss) attributable to noncontrolling interest	0.3	0.4	0.2	0.5	1.4
Net income attributable to Ecolab	$ 57.4	$ 99.1	$ 145.0	$ 115.8	$ 417.3
Earnings attributable to Ecolab per common share					
Basic	$ 0.24	$ 0.42	$ 0.61	$ 0.49	$ 1.76
Diluted	$ 0.24	$ 0.41	$ 0.60	$ 0.48	$ 1.74
Weighted-average common shares outstanding					
Basic	236.1	236.5	237.0	237.1	236.7
Diluted	238.1	239.5	240.6	241.3	239.9

Per share amounts do not necessarily sum due to changes in the calculation of shares outstanding for each discrete period and rounding.

REPORTS OF MANAGEMENT

To our Shareholders:

Management's Responsibility for Financial Statements

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management's best estimates and judgments.

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company's independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent registered public accounting firm.

The independent registered public accounting firm has audited the consolidated financial statements included in this annual report and have expressed their opinion regarding whether these consolidated financial statements present fairly in all material respects our financial position and results of operation and cash flows as stated in their report presented separately herein.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2010.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2010 as stated in their report which is included herein.

Douglas M. Baker, Jr.
Chairman of the Board,
President and Chief Executive Officer

Steven L. Fritze
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 25, 2011

Summary Operating and Financial Data

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2010	2009	2008	2007
OPERATIONS				
Net sales				
United States	$ 3,170.4	$ 3,112.7	$ 3,130.1	$ 2,801.3
International (at average rates of currency exchange)	2,919.3	2,787.9	3,007.4	2,668.3
Total	6,089.7	5,900.6	6,137.5	5,469.6
Cost of sales (including special (gains) and charges[1])	3,013.8	2,978.0	3,141.6	2,691.7
Selling, general and administrative expenses	2,261.6	2,174.2	2,257.2	2,089.2
Special (gains) and charges	7.5	67.1	25.9	19.7
Operating income	806.8	681.3	712.8	669.0
Gain on sale of equity investment				
Interest expense, net	59.1	61.2	61.6	51.0
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	747.7	620.1	651.2	618.0
Provision for income taxes	216.6	201.4	202.8	189.1
Equity in earnings of Henkel-Ecolab				
Income from continuing operations	531.1	418.7	448.4	428.9
Gain from discontinued operations				
Changes in accounting principle				
Net income including noncontrolling interest	531.1	418.7	448.4	428.9
Less: Net income attributable to noncontrolling interest	0.8	1.4	0.3	1.7
Net income attributable to Ecolab	530.3	417.3	448.1	427.2
Goodwill amortization adjustment				
Net income excluding goodwill amortization[2]	$ 530.3	$ 417.3	$ 448.1	$ 427.2
Earnings per share, as reported (GAAP)				
Diluted - continuing operations	$ 2.23	$ 1.74	$ 1.80	$ 1.70
Diluted - net income	2.23	1.74	1.80	1.70
Earnings per share, as adjusted (Non-GAAP)[3]				
Diluted - continuing operations	2.23	1.99	1.86	1.66
Diluted - net income	$ 2.23	$ 1.99	$ 1.86	$ 1.66
Weighted-average common shares outstanding - basic	233.4	236.7	245.4	246.8
Weighted-average common shares outstanding - diluted	237.6	239.9	249.3	251.8
SELECTED INCOME STATEMENT RATIOS				
Gross profit	50.5%	49.5%	48.8%	50.8%
Selling, general and administrative expenses	37.1	36.8	36.8	38.2
Operating income	13.2	11.5	11.6	12.2
Income from continuing operations before income taxes	12.3	10.5	10.6	11.3
Income from continuing operations	8.7	7.1	7.3	7.8
Effective income tax rate	29.0%	32.5%	31.1%	30.6%
FINANCIAL POSITION				
Current assets	$ 1,869.9	$ 1,814.2	$ 1,691.1	$ 1,717.3
Property, plant and equipment, net	1,148.3	1,176.2	1,135.2	1,083.4
Goodwill, intangible and other assets	1,854.0	2,030.5	1,930.6	1,922.1
Total assets	$ 4,872.2	$ 5,020.9	$ 4,756.9	$ 4,722.8
Current liabilities	$ 1,324.8	$ 1,250.2	$ 1,441.9	$ 1,518.3
Long-term debt	656.4	868.8	799.3	599.9
Postretirement health care and pension benefits	565.8	603.7	680.2	418.5
Other liabilities	192.2	288.6	256.5	243.2
Ecolab shareholders' equity	2,129.2	2,000.9	1,571.6	1,935.7
Noncontrolling interest	3.8	8.7	7.4	7.2
Total equity	2,133.0	2,009.6	1,579.0	1,942.9
Total liabilities and equity	$ 4,872.2	$ 5,020.9	$ 4,756.9	$ 4,722.8
SELECTED CASH FLOW INFORMATION				
Cash provided by operating activities	$ 950.4	$ 695.0	$ 753.2	$ 797.6
Depreciation and amortization	347.9	334.3	334.7	291.9
Capital expenditures	260.5	252.5	326.7	306.5
Cash dividends declared per common share	$ 0.6400	$ 0.5750	$ 0.5300	$ 0.4750
SELECTED FINANCIAL MEASURES/OTHER				
Total debt	$ 845.6	$ 967.3	$ 1,138.2	$ 1,003.4
Total debt to capitalization	28.4%	32.5%	41.9%	34.1%
Book value per common share	$ 9.16	$ 8.46	$ 6.65	$ 7.84
Return on beginning equity	26.5%	26.6%	23.1%	25.4%
Dividends per share/diluted earnings per common share	28.7%	33.1%	29.4%	27.9%
Net interest coverage	13.7	11.1	11.6	13.1
Year end market capitalization	$ 11,723.3	$ 10,547.4	$ 8,301.7	$ 12,639.9
Annual common stock price range	$ 52.46-40.66	$ 47.88-29.27	$ 52.35-29.56	$ 52.78-37.01
Number of employees	26,494	25,931	26,568	26,052

Results for 2009 through 2000 have been restated to reflect the current year presentation. Results for 2004 through 2000 have been restated to reflect the effect of retroactive application of ASC 718 *Compensation - Stock Compensation*. The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001. [1]Cost of sales includes special (gains) and charges of $12.6 in 2009, ($0.1) in 2004, ($0.1) in 2003, $9.0 in 2002, ($0.6) in 2001 and $1.9 in 2000. [2]Net income excluding goodwill amortization for 2001 and 2000 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if ASC 350 *Intangibles - Goodwill*

2006	2005	2004	2003	2002	2001	2000
$ 2,562.8	$ 2,327.4	$ 2,135.7	$ 2,014.8	$ 1,923.5	$ 1,821.9	$ 1,746.7
2,333.0	2,207.4	2,049.3	1,747.0	1,480.1	498.8	484.0
4,895.8	4,534.8	4,185.0	3,761.8	3,403.6	2,320.7	2,230.7
2,416.1	2,248.8	2,033.5	1,846.6	1,688.7	1,121.1	1,056.9
1,866.7	1,743.0	1,656.1	1,458.7	1,302.9	896.4	862.4
		4.5	0.4	37.0	0.8	(20.7)
613.0	543.0	490.9	456.1	375.0	302.4	332.1
			11.1			
44.4	44.2	45.3	45.3	43.9	28.4	24.6
568.6	498.8	445.6	421.9	331.1	274.0	307.5
198.6	178.7	161.9	160.2	131.3	110.5	124.4
					15.8	19.5
370.0	320.1	283.7	261.7	199.8	179.3	202.6
				1.9		
				(4.0)		(2.5)
370.0	320.1	283.7	261.7	197.7	179.3	200.1
1.4	0.6	1.0	1.1	1.4	1.8	1.7
368.6	319.5	282.7	260.6	196.3	177.5	198.4
					18.5	17.8
$ 368.6	$ 319.5	$ 282.7	$ 260.6	$ 196.3	$ 196.0	$ 216.2
$ 1.43	$ 1.23	$ 1.09	$ 0.99	$ 0.76	$ 0.68	$ 0.76
1.43	1.23	1.09	0.99	0.75	0.68	0.75
1.43	1.24	1.09	0.96	0.88	0.75	0.80
$ 1.43	$ 1.24	$ 1.09	$ 0.96	$ 0.87	$ 0.75	$ 0.79
252.1	255.7	257.6	259.5	258.2	254.8	255.5
257.1	260.1	260.4	262.7	261.6	259.9	263.9
50.7%	50.4%	51.4%	50.9%	50.4%	51.7%	52.6%
38.1	38.4	39.6	38.8	38.3	38.6	38.7
12.5	12.0	11.7	12.1	11.0	13.0	14.9
11.6	11.0	10.6	11.2	9.7	11.8	13.8
7.6	7.1	6.8	7.0	5.9	7.7	9.1
34.9%	35.8%	36.3%	38.0%	39.7%	40.3%	40.5%
$ 1,853.6	$ 1,421.7	$ 1,279.1	$ 1,150.3	$ 1,015.9	$ 929.6	$ 600.6
951.6	868.0	867.0	769.1	716.1	668.4	512.6
1,614.2	1,506.9	1,570.1	1,309.5	1,133.9	943.4	611.5
$ 4,419.4	$ 3,796.6	$ 3,716.2	$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7
$ 1,502.8	$ 1,119.4	$ 939.6	$ 851.9	$ 853.8	$ 828.0	$ 532.0
557.1	519.4	645.5	604.4	539.7	512.3	234.4
420.2	302.0	270.9	249.9	207.6	183.3	117.8
252.7	201.7	257.3	195.9	140.5	117.4	68.9
1,680.2	1,649.2	1,598.1	1,321.1	1,119.8	896.7	767.7
6.4	4.9	4.8	5.7	4.5	3.7	3.9
1,686.6	1,654.1	1,602.9	1,326.8	1,124.3	900.4	771.6
$ 4,419.4	$ 3,796.6	$ 3,716.2	$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7
$ 627.6	$ 590.1	$ 570.9	$ 523.9	$ 412.7	$ 358.5	$ 309.8
268.6	256.9	247.0	228.1	220.6	158.8	143.2
287.9	268.8	275.9	212.0	212.8	157.9	150.0
$ 0.4150	$ 0.3625	$ 0.3275	$ 0.2975	$ 0.2750	$ 0.2625	$ 0.2450
$ 1,066.1	$ 746.3	$ 701.6	$ 674.6	$ 699.8	$ 745.7	$ 371.0
38.7%	31.1%	30.4%	33.7%	38.4%	45.3%	32.6%
$ 6.69	$ 6.49	$ 6.21	$ 5.13	$ 4.31	$ 3.51	$ 3.02
22.4%	20.0%	21.4%	23.3%	21.9%	23.1%	25.8%
29.0%	29.5%	30.0%	30.1%	36.7%	38.6%	32.7%
13.8	12.3	10.8	10.1	8.5	10.6	13.5
$ 11,360.4	$ 9,217.8	$ 9,047.5	$ 7,045.5	$ 6,432.0	$ 5,148.0	$ 5,492.1
$46.40-33.64	$ 37.15-30.68	$35.59-26.12	$ 27.92-23.08	$ 25.20-18.27	$ 22.10-14.25	$22.85-14.00
23,130	22,404	21,338	20,826	20,417	19,326	14,250

and Other had been in effect since January 1, 2000. This non-GAAP measure is used to provide comparability of the company's net income results. [3]Earnings per share, as adjusted (Non-GAAP) amounts exclude the impact of special gains and charges and discrete tax items. All per share, shares outstanding and market price data reflect the two-for-one stock split declared in 2003.

Annual Meeting

Ecolab's annual meeting of stockholders will be held on Thursday, May 5, 2011, at 10 a.m. in the McKnight Theatre of The Ordway Center for The Performing Arts, 345 Washington St., St. Paul, MN 55102.

Common Stock

Stock trading symbol ECL. Ecolab common stock is listed and traded on the New York Stock Exchange (NYSE). Ecolab stock is also traded on an unlisted basis on certain other exchanges. Options are traded on the NYSE.

Ecolab common stock is included in the S&P 500 Materials sector of the Global Industry Classification Standard.

As of February 1, 2011, Ecolab had 4,903 shareholders of record. The closing stock price on February 1, 2011, was $50.62 per share.

Dividend Policy

Ecolab has paid common stock dividends for 74 consecutive years. Quarterly cash dividends are typically paid on the 15th of January, April, July and October.

Dividend Reinvestment Plan

Stockholders of record may elect to reinvest their dividends. Plan participants may also elect to purchase Ecolab common stock through this service.

To enroll in the plan, stockholders may contact the plan sponsor, Computershare, for a brochure and enrollment form.

Governance

Disclosures concerning our board of directors' policies, governance principles and corporate ethics practices, including our Code of Conduct, are available online at www.ecolab.com/investor/governance

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
225 South Sixth Street
Minneapolis, MN 55402

Investor Inquiries

Securities analysts, portfolio managers and representatives of financial institutions seeking information regarding Ecolab may contact:

Michael J. Monahan, Senior Vice President External Relations
Telephone: 651.293.2809
Email: financial.info@ecolab.com

Investment Performance

The following chart assumes investment of $100 in Ecolab Common Stock, the Standard & Poor's 500 Index and the Standard & Poor's 500 Materials Index on January 1, 2006, and daily reinvestment of all dividends.


DOLLARS
200
150
100
50
0
2005
2006
2007
2008
2009
2010
Ecolab Inc.
S&P 500 Index
S&P 500 Materials Index

Investor Resources

SEC Filings: Copies of Ecolab's Form 10-K, 10-Q and 8-K reports as filed with the Securities and Exchange Commission are available free of charge. These documents may be obtained on our website at www.ecolab.com/investor promptly after such reports are filed with, or furnished to, the SEC, or by contacting:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102
Email: investor.info@ecolab.com

Transfer Agent, Registrar and Dividend Paying Agent

Stockholders of record may contact the transfer agent, Computershare Trust Company, N.A., to request assistance with a change of address, transfer of share ownership, replacement of lost stock certificates, dividend payment or tax reporting issues. If your Ecolab stock is held in a bank or brokerage account, please contact your bank or broker for assistance.

Courier Address:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

General Correspondence and Dividend Reinvestment Plan Correspondence:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Website: www.computershare.com/ecolab

Email: web.queries@computershare.com, or use the online form at www.computershare.com/contactus

Telephone:
312.360.5203; or 1.800.322.8325

Hearing Impaired: 312.588.4110

Computershare provides telephone assistance to stockholders Monday through Friday from 8 a.m. to 6 p.m. (Eastern Time). Around-the-clock service is also available online and to callers using touch-tone telephones.

Reduce, Re-use, Recycle

If you received multiple copies of this report, you may have duplicate investment accounts. Help save resources. Please contact your broker or the transfer agent to request assistance with consolidating any duplicate accounts.

BOARD OF DIRECTORS

Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer, Ecolab Inc., Director since 2004

Barbara J. Beck
Chief Executive Officer, Learning Care Group Inc. (early education/child care provider), Director since 2008, Compensation and Finance Committees

Leslie S. Biller
Chief Executive Officer, Greendale Capital, LLC (private investment and advisory firm), Director since 1997, Compensation and Finance* Committees

Jerry A. Grundhofer
Chairman of the Board, Citibank N.A., and Chairman Emeritus and retired Chairman of the Board, US Bancorp (financial services), Director since 1999, Compensation* and Finance Committees

Arthur J. Higgins
Consultant, Blackstone Healthcare Partners of The Blackstone Group (asset management and advisory firm), Director of Ecolab since 2010, Audit and Governance Committees

Joel W. Johnson
Retired Chairman and Chief Executive Officer, Hormel Foods Corporation (food products), Director since 1996, Audit* and Governance Committees

Jerry W. Levin
Chairman and Chief Executive Officer, Wilton Brands Inc. (consumer products), Director since 1992, Compensation and Governance* Committees

Robert L. Lumpkins
Chairman of the Board, The Mosaic Company (crop and animal nutrition products and services), Director since 1999, Audit and Governance Committees

C. Scott O'Hara
Executive Vice President, H.J. Heinz Company (food products), Director since 2009, Audit and Finance Committees

Victoria J. Reich
Senior Vice President and Chief Financial Officer, United Stationers Inc. (wholesale distributor of business products), Director since 2009, Audit and Finance Committees

John J. Zillmer
Chief Executive Officer, Univar Inc. (industrial chemicals and related specialty services), Director since 2006, Compensation and Governance Committees

*Denotes committee chair

COMMUNICATION WITH DIRECTORS

Stakeholders and other interested parties, including our investors and employees, with substantive matters requiring the attention of our board (e.g., governance issues or potential accounting, control or auditing irregularities) may use the contact information for our board located on our website at www.ecolab.com/investor/governance

In addition to online communication, interested parties may direct correspondence to our board at:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102

Other Communication

Matters not requiring the direct attention of our board – such as employment inquiries, sales solicitations, questions about our products and other such matters – should be submitted to the company's management at our St. Paul headquarters, or online at www.ecolab.com/contact/frmcontact.asp

CORPORATE OFFICERS

Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer

Christophe Beck
Executive Vice President - Institutional

Larry L. Berger
Senior Vice President and Chief Technical Officer

Angela M. Busch
Vice President - Corporate Development

James W. Chamberlain
Senior Vice President and General Manager - Institutional Foodservice

Ching-Meng Chew
Vice President and Treasurer

John J. Corkrean
Vice President and Corporate Controller

Steven L. Fritze
Chief Financial Officer

Thomas W. Handley
President - Global Food & Beverage and APLA Sectors

Michael A. Hickey
Executive Vice President - Global Services Sector

Derrick A. Johns
Senior Vice President - Institutional Field Sales

Phillip J. Mason
President - EMEA Sector

Michael C. McCormick
Corporate Compliance Officer, Associate General Counsel and Assistant Secretary

Judy M. McNamara
Vice President - Tax

Michael L. Meyer
Senior Vice President - Human Resources

James A. Miller
President - Global Services and Speciality Sectors

Timothy P. Mulhere
Senior Vice President and General Manager - Food & Beverage North America

Susan K. Nestegard
President - Global Healthcare Sector

Thomas W. Schnack
Executive Vice President and General Manager - Institutional EMEA

James J. Seifert
General Counsel and Secretary

Robert P. Tabb
Vice President and Chief Information Officer

James H. White
President - APLA Sector

We Are Everywhere It Matters.

It matters that we help the world become a cleaner, safer, healthier place.
It matters that our products and services solve problems – today and tomorrow.
It matters that we are able to serve our customers wherever they need us – in hospitals, restaurants, schools and factories around the globe.
It matters that our customers succeed. **That's why Ecolab is Everywhere It Matters.**

This report was designed and printed by WBENC-Certified firms. Printed using agri-based inks on FSC® certified paper.


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Everywhere It Matters.™